
04027539


APR 2 7 2004
1086

PACKAGED FOR SUCCESS


PROCESSED
APR 28 2004
THOMSON
FINANCIAL



SILGAN®

2003 Annual Report

OUR COMPANY

We are a leading North American manufacturer of consumer goods packaging products with annual net sales of approximately $2.3 billion in 2003. We operate 60 manufacturing facilities in the United States and Canada. In North America, we are the largest supplier of metal containers for food products and a leading supplier of plastic containers for personal care products and of metal, composite and plastic vacuum closures for food and beverage products.

Our products include steel and aluminum containers for human and pet food; metal, composite and plastic vacuum closures for food and beverage products; and custom designed plastic containers, tubes and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products. We market our products through a direct sales force and for our plastic container business, in part, through a network of distributors.

OUR MISSION STATEMENT

The primary mission of our business is to compete and win in the markets served. We should be the best at what we do.

In support of that mission, we believe these principles are vital:

- We must respond to the needs of the marketplace with quality products and services, while seeking advantage versus our competition.
- We will promote and reward excellence in the performance of our people because we believe this is the primary way to achieve competitive advantage.
- Where we have or believe we can develop competitive advantage, we will seek growth. Where we don't have competitive advantage, we will refocus, restructure or withdraw.
- Finally, as this mission is pursued, we will hold ourselves to the highest standards of ethical behavior in our internal and external relationships, engendering employee pride in the conduct as well as the achievements of the organization.


NEW
EASY-OPEN
CAP
CLOROX
PROGRESS
Chicken Rice
Cure
Daily Moisture Therapy
ORIGINAL FORM
Dial
ANTIBACTERIAL
HAND SOAP
finesse
Campbell's
Del Monte
Quality
MADE WITH
Fresh Cut
PURINA
Friskies
Campbell's

FINANCIAL HIGHLIGHTS

Year Ended December 31, (Dollars in thousands)	2003	2002	2001	2000	1999
OPERATING RESULTS					
Net sales	$2,312,165	$1,988,284	$1,940,994	$1,877,497	$1,892,078
Income from operations	$ 168,092	$ 167,940	$ 152,411	$ 157,102	$ 124,292
Net income	$ 42,034	$ 53,808	$ 41,765	$ 31,308	$ 23,930
CASH FLOW DATA					
Capital expenditures	$ 105,912	$ 119,160	$ 93,042	$ 89,227	$ 87,421
Net cash provided by operating activities	$ 234,906	$ 163,293	$ 142,983	$ 95,145	$ 143,269
BALANCE SHEET DATA (at end of period)					
Total assets	$1,621,084	$1,403,958	$1,311,820	$1,383,824	$1,185,285
Total debt	$1,002,580	$ 956,825	$ 944,769	$1,031,475	$ 883,260
Total stockholders' equity (deficiency)	$ 120,805	$ 63,092	$ 15,148	$ (20,380)	$ (48,734)

Fellow SHAREHOLDERS:

2003 proved to be another year of great progress for Silgan. Since our inception in 1987, the employees of Silgan have remained steadfastly focused on the corporate principles articulated in Our Mission Statement on the opposite page. We believe a constancy of purpose in pursuing these principles provides an enterprise with the most sustainable competitive position — a market franchise. The reward for an unwavering commitment to creating a market leading franchise — together with the discipline to generate consistent cash returns — should be the creation of long-term shareholder value. Our confidence in this approach was confirmed once again in 2003, and it leads us to be highly optimistic about longer-term prospects for the Company.

2003 ACHIEVEMENTS

With net sales of more than $2.3 billion in 2003, Silgan achieved another year of record revenues. Sales of our metal food container business grew 18%, fueled by the successful integration of acquired businesses and contributions from earlier strategic growth initiatives. Sales of our plastic container business grew 12%, benefiting significantly from our acquisition of a plastic tube business. Both of our core businesses sold more product than ever before, shipping a total of more than 30 billion units.

Our success in 2003 was further strengthened by record operating performance and continued returns on capital employed that were well in excess of the Company's cost of capital. While earnings per share of $2.28 were below 2002's level, these results were negatively impacted by a loss on early retirement of debt and rationalization costs, which combined to lower per share earnings by $0.93.

More importantly, 2003 was another year of successfully building the franchises of our operating businesses. By providing the best value to our customers and offering superior technical support and service, we have built lasting relationships that are the foundation of sustainable market leadership positions. A recent example is our family of Quick Top™ ends, which are convenience ends for metal food cans featuring a large tab and other design features for quick, easy opening. Over the past few years, we have expanded our Quick Top™ capacity in response to customers' desire to provide consumers with greater speed and convenience. This capability provides significant growth opportunities for Silgan, as less than half of all food cans have been upgraded to these value-added ends. Moreover, it represents an important enhancement to the already unique packaging attributes of the food can.

We also continued to expand our market leading share of the U.S. food can market — now greater than 50% — with the acquisition of the metal food can manufacturing assets of Pacific Coast Producers, a California agricultural cooperative. Additionally, we became a leading U.S. manufacturer of metal and plastic vacuum closures for food and beverage products with the acquisition of the White Cap closures business.

We have a clearly defined vision, one that we have followed for 17 years and one that we will continue to execute against in 2004 and beyond.

In our plastic container business, we enhanced our franchise position by acquiring and integrating Thatcher Tubes, a leading manufacturer and decorator of high-end plastic tubes. This extensive line of tubes further broadens the array of packaging solutions for customers in the personal care market and solidifies our position as a leader in this segment. From the start, the focus of our plastics business has been on offering custom packaging capabilities, as defined by product design, manufacture and decoration, and our performance in 2003 served to reinforce this singular purpose.

In both businesses, our competitive advantage is in delivering the best combination of price, quality and service to our customers. In fact, customers in the personal care market independently rated our plastic container business as "best value" and "best overall" supplier in the most recent "Competitive Perception" study by MGT Information, an independent industrial market research firm. We are proud of this accolade and believe it is representative of our approach to all of our customers.

We are also pleased that in 2003 the capital markets rewarded the Company for its consistent ability to deliver strong financial results. More specifically, Silgan completed a very successful refinancing of its debt. As a result, our cost of capital was reduced to a level more indicative of the Company's steady financial performance and strong credit profile. The stock market also rewarded our efforts in 2003, as the share price appreciated 72% over the year. We think this performance reflects the inherent value of the dependable cash flows and attractive returns on capital that characterize our businesses. However, we believe a discount still exists in our stock as compared to peer companies and, therefore, we will work to increase the equity market's awareness of our consistent performance, earnings growth opportunities and culture of shareholder value creation.

PLANS AND PRIORITIES

More important than recent successes is our belief that Silgan is well positioned for the future. We are optimistic about prospects for 2004 driven by several factors, including:

- Significantly lower interest expense as a result of the recent debt refinancing.
- Continued conversion to our family of Quick Top™ convenience ends for metal food cans.
- Completion of the restructuring of the recently acquired Closures business.
- Continued growth of the plastic container business, as our value-added custom strategy is expected to present additional opportunities.
- Benefits from implementation of cost reduction and productivity programs.

With our franchise positions well developed, we intend to focus our substantial cash flow on debt repayment in the near term. We set a goal of repaying between $200 million and $300 million



R. PHILIP SILVER Chairman of the Board and Co-Chief Executive Officer AND D. GREG HORRIGAN President and Co-Chief Executive Officer

of debt during the next three years, absent any strategic and immediately accretive acquisitions. We are confident that our level of cash flow will enable us to meet this goal, which represents approximately $11 to $16 per share of reduced debt over this period. In the longer term, this effort will strengthen our ability to pursue additional acquisitions to enhance existing franchise positions or build new ones.

The importance of building franchise positions is not evidenced merely in the financial results of any individual year, but rather in creating shareholder value over the long term. Through our knowledge of food cans and specialty containers, we have consistently identified attractive opportunities to establish franchise positions in very stable markets. By responding to the unique requirements of customers for price, quality and service, we have been rewarded with long-term relationships and new business opportunities. This has allowed Silgan to grow top and bottom line at a compounded rate in excess of 12% since our inception 17 years ago. While specific opportunities for growth over the next 17 years cannot be known today, we are confident that we are in the best possible position for further expansion and value creation. This confidence emanates from the talent, energy and dedication of our employees — attributes for which they have a well-deserved reputation in the market.

On a more personal note, we were disappointed to have a long-time Director, Leigh Abramson, resign from our Board in 2003. Leigh served as a Silgan Director for almost seven years, and he was dedicated to and supportive of Silgan throughout his tenure. We wish him well and thank him for his years of outstanding service, counsel and support. In his place, Bill Jennings joined the Board in 2003. Bill has extensive experience in the areas of corporate governance, internal controls and business risk. We are fortunate to have an individual of his stature join the Board and assume the important responsibility of Chairman of the Audit Committee.

CONCLUSION

We are pleased with Silgan's accomplishments in 2003. They build on the solid foundation that has been established over the years and provide an even stronger base for the years ahead. We have a clearly defined vision, one that we have followed for 17 years and one that we will continue to execute against in 2004 and beyond. We have an experienced executive team supported by a dedicated group of employees. We thank all of those who have worked so hard to build this Company. Our knowledge and understanding of their level of talent and support underpin our confidence that Silgan is "Packaged for Success" for years to come.

R. PHILIP SILVER
Chairman of the Board and
Co-Chief Executive Officer

D. GREG HORRIGAN
President and
Co-Chief Executive Officer



As a leader in stable markets with a majority of business under multi-year contracts, Silgan has built truly sustainable franchise market positions by providing **best value**, unparalleled **market presence** and long-term **customer relationships** — attributes on which we focus in this Annual Report.

Sustainable FRANCH

plastics

A franchise position — embracing best value, market presence and customer relationships — is built over time by consistently delivering the best packaging solutions. Silgan has built just such a franchise position in the personal care market. We continue to evaluate and invest in the latest blow molding and decorating technologies to ensure that we are providing our customers with innovative packaging products that are created with state of the art technology.

Customer focus has made Silgan a leader in the market for innovative personal care packaging solutions.

Our responsibility to our customers is to help them achieve and maintain a competitive advantage, recognizing that packaging plays a major role in shaping consumer preference.

metals

Diverse product lines and a willingness to invest to support changing customer requirements — as well as a commitment to providing the technical services that customers depend upon — are the foundation of Silgan's sustainable market franchise position. Additionally, the food can — long recognized as a superior package in terms of food safety, shelf-life and nutritional content — now offers even greater convenience, thus ensuring that our position will be strong for years to come.

Unrelenting dedication to quality, service and technical support make Silgan the choice of leading U.S. food companies.

As an example of the Company's competitive position, Silgan's plants are situated in close proximity to its customers' plants. In some cases, they are located within plants operated by some of the major food companies in the United States. This extensive geographic coverage represents another expression of Silgan's dedication to best value, market presence and customer relationships — the attributes that cement sustainable market franchises.



ISES

SILGAN
Sustainable
Market Franchises

Metal Containers:
Over 50% share of
U.S. food can market

Closures:
A leading market
position in vacuum
closures for foods
and beverages

Plastics:
A leading
market position in
high-value, personal
care containers

SILGAN
"Best Value"
supplier

Manufacturing up to 3,500 different food can specifications

Largest convenience end capacity for food cans

Pioneer in vacuum closures for food and beverages



PULL BACK SLOWLY
DO NOT P
3



GOYA
LINDSAY
EXTRA LA
PITTED
Contadina
TOMATO PASTE
NO MSG ADDED
Bac0s
Del Monte
Fresh Cut
SWEET CORN
CREAM STYLE
LAWRYS
SEASONED SALT

metals

Silgan people have worked tirelessly to earn and maintain the reputation the Company enjoys in the food industry. This reputation is built on: a commitment to the high level of science required to meet customer safety imperatives; the capability to produce a wide array of can sizes and shapes; the depth of employee experience in all aspects of the manufacturing and technical processes; the significant capital commitment to develop the Quick Top™ convenience end; and Silgan's ability to provide a level of service and support second to none.

Consistently delivering best-in-industry value to demanding customers is a challenge Silgan eagerly accepts.

We believe this combination of expertise, quality, service and commitment — combined with competitive pricing — represents the "Best Value" available to customers in the food industry.



plastics

Meeting the rigorous demands for superior manufacturing quality, the ability to supply and support diverse design specifications each and every time, plus a dedication to just-in-time delivery requirements are the basis for Silgan's reputation in the plastic packaging industry. Aligning this high level of quality and service with a commitment to

Our formula for success: Meet each customer's needs in terms of price, quality and service.

maintaining a competitive cost structure has established Silgan as the "Best Value" supplier of plastic containers in the personal care market for six years in a row, according to MGT Information, an independent industry market research firm.

Best VALUE

A relentless focus on providing the right mix of price, quality and service has allowed Silgan to differentiate itself from the competition. To our way of thinking, we can only be successful when we help make our customers successful.


BENGAY
CLOROX
Disinfecting WIPES
CLOROX Bleach Pen
Clean & Clear
Dove
Pepto Bismol
St. Ives
Apricot Exfoliating
Suave Naturals
Excedrin

SILGAN
"Best Value" supplier

Design packaging to help customers differentiate their products

Offer a wide array of plastic containers or tubes, providing customers choices

Recognized for best 2003 product innovation by *BusinessWeek*


SPAM
COMSTOCK
PREMIUM
Strawberry
PROGRESSO
Traditional
Chicken Rice
Contadina
DICED
TOMATOES
Del Monte
SWEET PEAS
SLICED
CARROTS
CUT
GREEN BEANS
Swanson
Broth



SILGAN
Large Market Presence

One out of two food cans in the U.S. is made by Silgan

We manufacture over 15 billion food cans per year

Leading supplier to at least the top two brands in 5 out of the 6 major canned food categories

Market PRES

plastics

Silgan has one of the industry's most complete lines of machinery for blow molding, decorating and other packaging components production, such as closures and tubes. We can provide almost every plastic polymer and technology to satisfy the most wide-ranging needs of our customers. These needs vary in terms of technology, processing, decorating method and, ultimately, how the finished products are packaged for shipment. Our geographic presence gives both our large and small customers the advantage of having their packaging products made near their filling sites.

Silgan's broad capabilities make the Company a leading choice for plastic packaging solutions.

Plastic Containers Technology and Manufacturing Support	
Manufacturing Plants:	23
Headquarters:	Chesterfield, MO
Commercial Development:	Norcross, GA
Geographic Presence:	California, Connecticut, Georgia, Illinois, Indiana, Kentucky, Missouri, New York, Ohio, Ontario, Pennsylvania, Quebec, Texas, Virginia, West Virginia

metals

Silgan's ability to provide customers with expertise in the areas of technical, equipment, laboratory and engineering services is second to none in the industry. The people and capabilities of our technology center in Oconomowoc, Wisconsin are well recognized by our customers as an unmatched strength in the industry. As a result of our expertise and scale, our customers can have highly trained

Customers know they can call on the experience and expertise of Silgan people.

technical, equipment service and engineering representatives visit their plants on a routine basis. These services have assisted our customers in providing the safest possible food products to their end users.

Metal Food Containers Technology and Manufacturing Support	
Can Plants:	32
Closure Plants:	5
Headquarters:	Woodland Hills, CA
Technology Centers:	Oconomowoc, WI, Downers Grove, IL
Geographic Presence:	Alabama, California, Georgia, Illinois, Indiana, Iowa, Minnesota, Missouri, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Texas, Washington, Wisconsin

ENCE

With diverse product capabilities and experience that date back to the early years of cans and bottles, Silgan has developed unique manufacturing and technical resources to provide customers with an extensive product line and unsurpassed service and support to meet their packaging needs.

Metals

Silgan has established relationships with the leading food processors in the United States. These relationships have provided the opportunity for volume growth, expanded our market share and positioned the Company for new opportunities. Silgan and its predecessor companies have relationships that span

Years of partnering with leading food processors provides growth, market share — and a solid future.

many decades — an average of 66 years with companies such as Nestlé, Campbell Soup, Hormel, Del Monte and General Mills. In addition, we enjoy either exclusive or leading supply positions with the top two brands in five of the six major canned food categories.

Silgan's unique relationship with these large food companies has positioned it to capture a significant portion of the easy-open end market, as food companies move to convert their product lines to attract convenience-oriented consumers. Campbell Soup and Del Monte are recent examples.



Customer RELATIO

Silgan's customers generally operate in very competitive consumer food, beverage and personal care markets. We work in close partnership with our customers to offer value-added packaging solutions that are an important source of competitive advantage in their markets.


MATRIX
LISTERINE
Lubriderm
Vaseline
Healthy Hand Essentials
Aveeno.
ALEVE
ChapStick
MEDICATED


RSHE
SYRUP
Carnation
Green Giant
SCIENCE DIET
Enfamil
Eggo
GULDENS
CHUNKY
Nesquik
Gatorade
Tostitos

SILGAN
Focus on Building
Long-Term Relationships

Supplied Nestlé*
for 104 years

Supplied General Mills*
for 42 years

Supplied Campbell*
for 67 years

NSHIPS

SILGAN
Focus on Building
Long-Term Relationships

Supplied Pfizer*
for 22 years

Supplied Unilever*
for 34 years

Supplied Avon*
for 24 years

plastics

Silgan is proud of the relationships it has earned with its customers over many years. We and our predecessors have long-standing supply positions with some customers going back more than 30 years. A history of developing our projects on time and on target the first time builds trust and confidence. Our customers come to us for new developments because they know we have a track record of delivering. As the marketplace continues to grow ever more competitive, companies that consistently deliver this level of service will win.

Delivering our products on time and right the first time has led to customer relationships spanning decades.

* Includes predecessor companies

FINANCIAL TABLE OF CONTENTS

The following discussion and analysis is intended to assist you in understanding our consolidated financial condition and results of operations for the three-year period ended December 31, 2003. Our consolidated financial statements and the accompanying notes included elsewhere in this Annual Report contain detailed information that you should refer to in conjunction with the following discussion and analysis.

GENERAL

We are a leading North American manufacturer of metal and plastic consumer goods packaging products. We currently produce steel and aluminum containers for human and pet food, metal, composite and plastic closures for food and beverage products and custom designed plastic containers, tubes and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products. We are the largest manufacturer of metal food containers in North America, with a unit volume market share for the year ended December 31, 2003 of approximately 51 percent in the United States, a leading manufacturer of plastic containers in North America for personal care products and a leading manufacturer of metal, composite and plastic vacuum closures in North America for food and beverage products.

Our objective is to increase shareholder value by efficiently deploying capital and management resources to grow our business, reduce operating costs, build sustainable competitive positions, or franchises, and complete acquisitions that generate attractive cash returns. We have grown our net sales at a compounded annual rate of 13.6 percent over the past ten years, largely through acquisitions but also through internal growth, and we continue to evaluate acquisition opportunities in the consumer goods packaging market. However, in the absence of such acquisition opportunities, we expect to use our cash flow to repay debt or for other permitted purposes.

SALES GROWTH

We have increased sales and market share in our metal food container and plastic container businesses through both acquisitions and, particularly in our plastic container business, internal growth. As a result, we have expanded and diversified our customer base, geographic presence and product lines.

During the past sixteen years, the metal food container market has experienced significant consolidation primarily due to the desire by food processors to reduce costs and focus resources on their core operations rather than self-manufacture their metal food containers. Our acquisitions of the metal food container manufacturing operations of Nestlé Food Company, The Dial Corporation, Del Monte Corporation, Birds Eye Foods, Inc. and Campbell Soup Company, or Campbell, as well as our recent acquisition of PCP Can Manufacturing, Inc., or Pacific Coast Can, reflect this trend.

The metal food container market in North America was relatively flat during this period, despite losing market share as a result of more dining out, fresh produce and competing materials. However, we increased our share of the market for metal food containers in the United States primarily through acquisitions, and we have enhanced our business by focusing on providing customers with high levels of quality and service and value-added features such as our Quick Top™ easy-open ends. We anticipate that the market will decline slightly in the future, despite increased demand for convenience products such as single-serve sizes and easy-open ends.

We have improved the market position of our plastic container business since 1987, with net sales increasing more than sixfold to $561.7 million in 2003. We achieved this improved market position primarily through strategic acquisitions, including most recently substantially all of the assets of Thatcher Tubes LLC and its affiliates, or Thatcher Tubes, as well as through internal growth. The plastic container business of the consumer goods packaging industry is a highly fragmented business with growth rates in excess of population expansion due to substitution of plastic for other materials. We have focused on the part of this market where custom design and decoration allows customers to differentiate their products such as in personal care. We intend to pursue further acquisition opportunities in markets where we believe that we can successfully apply our acquisition and value-added operating expertise and strategy. With our acquisition of Thatcher Tubes in 2003, we extended our business into decorated plastic tubes primarily for personal care products to complement our plastic container business. We also expect to continue to generate internal growth in our plastic container business.

OPERATING PERFORMANCE

We operate in a competitive industry where it is necessary to realize cost reduction opportunities to offset continued competitive pricing pressure. We have improved the operating performance of our plant facilities through the investment of capital for productivity improvements and manufacturing cost reductions. Our acquisitions have enabled us to rationalize plant operations and decrease overhead costs through plant closings and downsizings and to realize manufacturing efficiencies as a result of optimizing production scheduling and minimizing product transportation costs. Additionally, our metal food container business has entered into a long-term technical agreement with Daiwa Can Company, or Daiwa, of Tokyo, Japan. Daiwa is a major producer of metal food and beverage containers as well as plastic containers for cosmetics and foods in Japan, and our relationship with Daiwa gives us access to manufacturing processes and materials technologies that have been exclusively developed by Daiwa. We have also invested substantial capital in the past few years for new market opportunities and value-added products such as new Quick Top™ easy-open ends for metal food containers. Over the past five years, we have invested $494.8 million in capital to maintain our market position, improve our productivity, reduce our manufacturing costs and invest in new market opportunities.

Historically, we have been successful in renewing our multi-year supply arrangements with our customers. Recently, our plastic container business began to experience increased competitive pressures from new market entrants focused on larger customers in value-added markets. As a result, our plastic container business extended the term of several major supply agreements with various customers, but at lower prices, and elected not to meet competitive bids for some products. We estimate that approximately 90 percent of our projected metal food container sales in 2004 and a majority of our projected plastic container sales in 2004 will be under multi-year arrangements. Many of these multi-year supply arrangements generally provide for the pass through of changes in material, labor and other manufacturing costs, thereby significantly reducing the exposure of our results of operations to the volatility of these costs.

Our metal food container business' sales and income from operations are dependent, in part, upon the vegetable and fruit harvests in the midwest and western regions of the United States. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in those regions. Because of the seasonality of the harvests, we have historically experienced higher unit sales volume in the third quarter of our fiscal year and generated a disproportionate amount of our annual income from operations during that quarter.

USE OF CAPITAL

Historically, we have used leverage to support our growth and increase shareholder returns. Our stable and predictable cash flow, generated largely as a result of our long-term customer relationships and generally recession resistant business, supports our financial strategy. We intend to continue using leverage, supported by our stable cash flows, and to make value enhancing acquisitions. In so using leverage, we evaluate our cost of capital and manage our level of debt to maintain an optimal cost of capital based on current market conditions. In the absence of such acquisition opportunities, we intend to use our cash flow to repay debt or for other permitted purposes.

As we announced after completing three acquisitions in early 2003, we intend to focus on reducing debt over the next few years. We stated that our debt at year-end 2003 would increase by only approximately $100 million over year-end 2002 despite spending approximately $175 million for these acquisitions, excluding certain acquired inventory, and paying $16.9 million in redemption premiums in connection with the redemption of our 9% Senior Subordinated Debentures due 2009, or our 9% Debentures. In fact, our year-end 2003 debt increased by only $45.8 million as compared to 2002. Additionally, as we also announced, in the absence of compelling acquisitions, we intend to continue to focus on reducing our debt and expect to further reduce our debt by $200-300 million over the next three years, of which at least $75 million is expected in 2004.

To the extent we utilize senior subordinated debt for acquisitions or other permitted purposes in future periods, our interest expense may increase. Further, since the revolving loan and term loan borrowings under our senior secured credit facility, or the Credit Agreement, bear interest at floating rates, our interest expense is sensitive to changes in prevailing rates of interest and, accordingly, our interest expense may vary from period to period. After taking into account interest rate swap agreements that we entered into to mitigate the effect of interest rate fluctuations, at December 31, 2003 we had $349.6 million of indebtedness which bore interest at floating rates.

In light of our strategy to use leverage to support our growth and optimize shareholder returns, we have incurred and will continue to incur significant interest expense. For 2003, our aggregate interest and other debt expense was 58.3 percent of our income from operations as compared to 44.5 percent, 53.3 percent, 62.4 percent and 69.2 percent for 2002, 2001, 2000, and 1999, respectively.

In 2003, we took advantage of favorable debt markets and refinanced all $500 million principal amount of our outstanding 9% Debentures with our lower cost 6¾% Senior Subordinated Notes due 2013, or our 6¾% Notes, incremental term loans and revolving loans under the Credit Agreement and funds from operations. Due to this refinancing, in 2003 we recorded a loss on early extinguishment of debt of $19.2 million for the premium paid in connection with the redemption of the 9% Debentures and for the write-off of unamortized debt issuance costs and unamortized premium related to the 9% Debentures. As a result of this refinancing, we expect significantly lower interest expense in 2004 as compared to 2003.

ACQUISITIONS

In January 2003, we acquired substantially all of the assets of Thatcher Tubes, a privately held manufacturer and marketer of decorated plastic tubes serving primarily the personal care industry. Including additional production capacity installed shortly before the acquisition, the purchase price for the assets was approximately $32 million in cash. Thatcher Tubes had annual net sales of approximately $29 million in 2002. Thatcher Tubes operates as part of our plastic container business and extends our personal care business into decorated plastic tubes.

In March 2003, we acquired the remaining 65 percent equity interest in the Amcor White Cap, LLC joint venture, or White Cap, that we did not already own from Amcor White Cap, Inc. for approximately $37 million in cash. Additionally, we refinanced debt of White Cap and purchased equipment subject to a third party lease for approximately $93 million. The business now operates under the name Silgan Closures LLC, or Silgan Closures, and is a leading manufacturer of metal, composite and plastic vacuum closures in North America for food and beverage products. White Cap had annual net sales of approximately $250 million in 2002. The business operates as part of our metal food container business.

In April 2003, we acquired Pacific Coast Can, a subsidiary of Pacific Coast Producers, or Pacific Coast, which self-manufactured a majority of its metal food container requirements. This acquisition continued the trend of food processors selling their metal food container manufacturing businesses. The purchase price was approximately $44 million in cash, including approximately $29 million for inventory. As part of the transaction, we entered into a ten-year supply agreement with Pacific Coast under which Pacific Coast has agreed to purchase from us substantially all of its metal food container requirements. Pacific Coast Can operates as part of our metal food container business.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data expressed as a percentage of net sales for each of the periods presented. You should read this table in conjunction with our Consolidated Financial Statements for the year ended December 31, 2003 and the accompanying notes included elsewhere in this Annual Report.

Year Ended December 31,	**2003**	2002	2001
OPERATING DATA:			
Net sales:			
Metal food containers	**75.7%**	74.8%	74.6%
Plastic containers	**24.3**	25.2	25.4
Consolidated	**100.0**	100.0	100.0
Cost of goods sold	**87.6**	88.0	87.6
Gross profit	**12.4**	12.0	12.4
Selling, general and administrative expenses	**4.7**	3.8	4.0
Rationalization charges (credits)	**0.4**	(0.2)	0.5
Income from operations	**7.3**	8.4	7.9
Gain on assets contributed to affiliate	**—**	—	0.3
Interest and other debt expense	**4.3**	3.8	4.2
Income before income taxes and equity in losses of affiliates	**3.0**	4.6	4.0
Provision for income taxes	**1.2**	1.8	1.6
Income before equity in losses of affiliates	**1.8**	2.8	2.4
Equity in losses of affiliates, net of income taxes	**—**	(0.1)	(0.2)
Net income	**1.8%**	2.7%	2.2%

Summary results for our business segments for the years ended December 31, 2003, 2002 and 2001 are provided below.

Year Ended December 31,	2003	2002	2001[3]
(Dollars in millions)			
Net sales:			
Metal food containers	$1,750.5	$1,487.0	$1,447.4
Plastic containers	561.7	501.3	493.6
Consolidated	$2,312.2	$1,988.3	$1,941.0
Income from operations:			
Metal food containers[1]	$ 126.0	$ 120.6	$ 111.6
Plastic containers[2]	48.0	52.9	46.0
Corporate	(5.9)	(5.6)	(5.2)
Consolidated	$ 168.1	$ 167.9	$ 152.4

[1] Includes rationalization charges of $1.2 million in 2003, rationalization credits of $5.4 million in 2002 and net rationalization charges of $5.8 million and goodwill amortization of $2.3 million in 2001. You should also read Note 3 to our Consolidated Financial Statements for the year ended December 31, 2003 included elsewhere in this Annual Report.

[2] Includes rationalization charges of $7.8 million in 2003, a rationalization credit of $0.2 million in 2002 and a rationalization charge of $3.5 million and goodwill amortization of $2.7 million in 2001. You should also read Note 3 to our Consolidated Financial Statements for the year ended December 31, 2003 included elsewhere in this Annual Report.

[3] After contributing our metal closures business to the White Cap joint venture in 2001, we reported the results of that business separately for periods prior to the formation of White Cap. After our acquisition of White Cap in 2003, we report the results of Silgan Closures as part of our metal food container business. As a result, for 2001 we have included the results of the metal closures business with our metal food container business. The metal closures business had net sales of $46.3 million and income from operations of $3.3 million in 2001.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

Overview. Consolidated net sales were $2.312 billion in 2003, representing a 16.3 percent increase as compared to 2002 primarily as a result of the inclusion of three businesses acquired during early 2003. These acquisitions represent a continued strengthening of our franchise market positions, bringing our unit volume market share in the United States metal food can market to over 50 percent, putting us in a leadership position in the metal, composite and plastic vacuum closure market for food and beverage products and further extending our product line to plastic tubes for the personal care market. Income from operations in 2003 also increased as compared to 2002, despite the inclusion of $9.0 million of rationalization charges in 2003 and $5.6 million of rationalization credits in 2002. Operating margin in 2003 declined by 1.1 percentage points as compared to 2002 as a result of rationalization charges in 2003 as compared to rationalization credits in 2002 and the inclusion of the acquired Silgan Closures business. Silgan Closures had lower operating margins than the rest of the metal food container business as it continues to execute a major restructuring program initiated prior to our acquisition of the business. Net income in 2003 of $42.0 million, or $2.28 per diluted share, declined by $0.65 per diluted share as compared to 2002 as a result of rationalization charges of $9.0 million, or $0.30 per diluted share, and a loss on early extinguishment of debt of $19.2 million, or $0.63 per diluted share. Both the plant rationalizations and, more importantly, the refinancing of our debt are expected to be accretive to our results in 2004 and beyond.

Net Sales. The $323.9 million increase in consolidated net sales in 2003 as compared to 2002 was largely the result of higher net sales of the metal food container business due to the recently acquired businesses.

Net sales for the metal food container business increased $263.5 million, or 17.7 percent, in 2003 as compared to 2002. This increase was primarily attributable to the inclusion of net sales of the White Cap closures and Pacific Coast Can businesses.

Net sales for the plastic container business in 2003 increased $60.4 million, or 12.0 percent, as compared to 2002. This increase was primarily a result of higher unit volume due largely to the acquisition of Thatcher Tubes and higher average selling prices due to the pass through of increased resin costs.

Gross Profit. The increase in gross profit margin for 2003 as compared to 2002 was principally due to increased sales of value-added products, largely offset by heightened competitive activities in the plastic container business, inflation in employee benefit costs and higher depreciation expense.

Selling, General and Administrative Expenses. The increase in selling, general and administrative expenses as a percentage of consolidated net sales for 2003 as compared to 2002 was largely due to higher levels of such expenses in the recently acquired White Cap closures and Thatcher Tubes businesses, inflation in employee benefits costs and the favorable impact in 2002 of net payments received in settlement for certain litigation.

Income from Operations. Income from operations for 2003 increased by $0.2 million as compared to 2002 while operating margin decreased to 7.3 percent from 8.4 percent. The increase in income from operations would have been $14.6 million higher were it not for rationalization charges in 2003 as compared to rationalization credits in 2002. During 2003, we recorded rationalization charges totaling $9.0 million (including the non-cash write-down in carrying value of assets of approximately $5.3 million) related to closing two plastic container manufacturing facilities and one metal closure manufacturing facility. We recorded rationalization credits in 2002 totaling $5.6 million.

Income from operations of the metal food container business for 2003 increased $5.4 million, or 4.5 percent, as compared to 2002, while operating margin decreased to 7.2 percent from 8.1 percent. The increase in income from operations was principally due to the inclusion of the results of the recently acquired businesses, increased sales of Quick Top™ easy-open ends and improved operating efficiencies, partially offset by rationalization charges in 2003 as compared to rationalization credits in 2002, higher depreciation expense and inflation in employee benefit costs. The decrease in operating margin was due primarily to rationalization charges in 2003 as compared to rationalization credits in 2002 and the inclusion of the results of Silgan Closures.

Income from operations of the plastic container business for 2003 decreased $4.9 million, or 9.3 percent, as compared to 2002, and operating margin decreased to 8.5 percent from 10.6 percent. The decreases in income from operations and operating margin were primarily a result of rationalization charges in 2003 as compared to a rationalization credit in 2002, increased pricing pressures due to heightened competitive activities, higher depreciation expense and inflation in employee benefits costs, partially offset by higher unit volume and improved productivity. Operating margin was negatively impacted as higher sales associated with higher resin costs did not result in a corresponding increase in income from operations.

Interest and Other Debt Expense. Interest and other debt expense in 2003 increased $23.2 million to $98.0 million as compared to 2002. This increase resulted primarily from a $19.2 million loss on early extinguishment of debt as a result of refinancing all $500 million of the 9% Debentures and higher average borrowings during the year due to three acquisitions completed in early 2003, partially offset by a lower average interest rate in 2003. Interest and other debt expense for 2002 included a $1.0 million loss on early extinguishment of debt related to refinancing of our previous senior secured credit facility.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

Overview. Consolidated net sales in 2002 increased $47.3 million, or 2.4 percent, as compared to 2001 primarily as a result of higher unit volume in the metal food container business due to new business awarded and a stronger fruit and vegetable pack. Income from operations increased by $15.5 million and operating margin increased to 8.4 percent due to the increased volume, rationalization credits in 2002 as compared to rationalization charges in 2001 and the elimination of goodwill amortization. Partially offsetting these improvements were price adjustments related to certain contract negotiations, higher depreciation expense, higher costs to initially absorb new business and the impact of contributing the metal closures business to the White Cap joint venture in July 2001. As a result, net income for 2002 was $53.8 million, or $2.93 per diluted share, as compared to net income of $41.8 million, or $2.31 per diluted share, for 2001. Net income for 2002 included rationalization credits of $5.6 million, or $0.18 per diluted share, equity in losses of White Cap of $2.6 million, or $0.14 per diluted share, and a loss on early extinguishment of debt of $1.0 million, or $0.03 per diluted share. Net income for 2001 included net rationalization charges of $9.3 million, or $0.31 per diluted share, a gain on assets contributed to the White Cap joint venture of $4.9 million, or $0.16 per diluted share, equity in losses of Packtion Corporation, or Packtion, a dissolved e-commerce venture, of $3.8 million, or $0.21 per diluted share, and equity in losses of White Cap of $0.3 million, or $0.02 per diluted share.

Net Sales. Consolidated net sales increased $47.3 million, or 2.4 percent, for 2002 as compared to 2001. This increase was largely the result of higher net sales of the metal food container business and, to a lesser extent, of the plastic container business, partially offset by the impact of contributing the metal closure business to the White Cap joint venture in July 2001. Net sales of the metal closure business in 2001 were $46.3 million.

Net sales for the metal food container business increased $39.6 million, or 2.7 percent, for 2002 as compared to 2001. This increase was primarily attributable to higher unit volume principally as a result of new business on the West Coast and a stronger fruit and vegetable pack as compared to 2001, partially offset by the impact of contributing the metal closure business to the White Cap joint venture in July 2001.

Net sales for the plastic container business for 2002 increased $7.7 million, or 1.6 percent, from 2001. This increase was primarily a result of higher unit volume due primarily to new business, partially offset by lower average selling prices due principally to the pass through of lower resin costs and a less favorable sales mix.

Gross Profit. The decrease in gross profit margin for 2002 as compared to 2001 was principally due to the effect of price adjustments related to certain contract negotiations, higher manufacturing costs to initially absorb new business in the metal food container business and higher depreciation expense, partially offset by higher volume and the elimination of goodwill amortization in both the metal food container and the plastic container businesses.

Selling, General and Administrative Expenses. The decrease in selling, general and administrative expenses as a percentage of consolidated net sales for 2002 as compared to 2001 was primarily due to net payments received in settlement of certain litigation in 2002, partially offset by higher selling and commercial development expenses in the plastic container business.

Income from Operations. Income from operations for 2002 increased by $15.5 million, or 10.2 percent, as compared to 2001, and operating margin increased to 8.4 percent from 7.9 percent. Income from operations and operating margin were higher in both the metal food container and plastic container businesses. We recorded rationalization credits in 2002 totaling $5.6 million and net rationalization charges of $9.3 million in 2001.

Income from operations of the metal food container business for 2002 increased $9.0 million, or 8.1 percent, as compared to 2001, and operating margin increased to 8.1 percent from 7.7 percent. The increases in income from operations and operating margin were principally due to higher volume, rationalization credits in 2002 as compared to net rationalization charges in 2001 and the elimination of goodwill amortization, partially offset by the effect of price adjustments relating to certain contract negotiations, the impact of contributing the metal closures business to the White Cap joint venture in July 2001, higher depreciation expense, higher manufacturing costs to initially absorb new business, start-up costs related to the manufacture of convenience ends and increased employee health and welfare costs. Income from operations of the metal closures business in 2001 was $3.3 million.

Income from operations of the plastic container business for 2002 increased $6.9 million, or 15.0 percent, as compared to 2001, and operating margin increased to 10.6 percent from 9.3 percent. The increases in income from operations and operating margin were primarily a result of higher volumes, a rationalization charge recorded in 2001, the elimination of goodwill amortization and improved operational efficiencies, partially offset by higher depreciation expense, higher selling and commercial development expenses and higher employee health and welfare costs.

Interest and Other Debt Expense. Interest and other debt expense decreased $6.4 million in 2002 as compared to 2001. This decrease resulted primarily from a lower average interest rate and approximately $75 million in lower average borrowings during 2002 as compared to 2001. Despite an add-on issuance of $200 million of 9% Debentures and higher interest rate spreads over LIBOR, we experienced a lower average interest rate in 2002 as compared to 2001 as a result of lower LIBOR rates. Interest and other debt expense for 2002 included a loss on early extinguishment of debt of $1.0 million for the write-off of unamortized debt issuance costs related to our previous senior secured credit facility.

Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," required us to eliminate the amortization of goodwill effective January 1, 2002. For 2001, we recorded goodwill amortization of approximately $5.0 million, or $0.17 per diluted share. During 2002, the metal food container and plastic container businesses benefited from the elimination of $2.3 million and $2.7 million, respectively, of goodwill amortization.

CAPITAL RESOURCES AND LIQUIDITY

Our principal sources of liquidity have been net cash from operating activities and borrowings under the Credit Agreement. Our liquidity requirements arise primarily from our obligations under the indebtedness incurred in connection with our acquisitions and the refinancing of that indebtedness, capital investment in new and existing equipment and the funding of our seasonal working capital needs.

During 2003, we amended the Credit Agreement to, among other things, increase the uncommitted incremental term loan facility by $200 million and provide us with greater ability to redeem our 9% Debentures or any other subordinated indebtedness.

In March 2003, we completed a $150 million incremental term loan borrowing under the Credit Agreement and used the proceeds largely to finance the acquisitions of White Cap and Thatcher Tubes. In December 2003, we completed an additional $200 million incremental term loan borrowing under the Credit Agreement and used the proceeds and other funds to redeem outstanding 9% Debentures. The terms of these incremental term loans are the same as those for B term loans under the Credit Agreement. Our uncommitted incremental term loan facility under the Credit Agreement at December 31, 2003 was $125 million.

In November 2003, we issued $200 million aggregate principal amount of 6¾% Notes. The issue price for the 6¾% Notes was 100% of their principal amount. The 6¾% Notes are general unsecured obligations of the Company, subordinate in right of payment to obligations under the Credit Agreement and effectively subordinate to all obligations of the subsidiaries of the Company. Interest on the 6¾% Notes will be payable semi-annually in cash on the 15th day of each May and November. The net cash proceeds from this issuance and other funds were used to redeem our 9% Debentures.

During 2003, we redeemed all $500 million of our outstanding 9% Debentures. The redemption price was 103.375% of the principal amount, or $516.9 million, plus accrued and unpaid interest to the redemption date. We funded this redemption with the proceeds from the issuance of the 6¾% Notes, incremental term loans and revolving loans under the Credit Agreement and funds from operations. As a result of this redemption, we expect significantly lower interest expense in 2004 as compared to 2003. We recorded a loss on early extinguishment of debt of approximately $19.2 million in 2003 for the premium paid in connection with this redemption and for the write-off of unamortized debt issuance costs and unamortized premium related to the redeemed 9% Debentures. This loss on early extinguishment of debt was recorded as interest and other debt expense in our Consolidated Statements of Income.

In 2003, we used cash from incremental term loan borrowings of $350 million, cash from operations of $234.9 million, proceeds from the issuance of the 6¾% Notes of $200 million, cash balances of $46.2 million, net borrowings of revolving loans of $25.0 million, proceeds from asset sales of $3.7 million and proceeds from stock option exercises of $0.6 million to redeem the 9% Debentures for $516.9 million, purchase businesses for $207.8 million, fund capital expenditures of $105.9 million, repay term loans under the Credit Agreement of $23.6 million and pay debt issuance costs of $6.2 million.

In 2003, trade accounts receivable, net, inventories and trade accounts payable increased primarily due to acquisitions completed in 2003. The increase in inventories was partially offset by a successful finished goods inventory reduction program in our metal food container business.

In 2002, we used proceeds of $206.0 million from an add-on issuance of 9% Debentures, cash generated from operations of $163.3 million, proceeds from stock option exercises of $4.3 million and proceeds from asset sales of $1.9 million to fund capital expenditures of $119.2 million, net repayments of revolving loans and long-term debt of $193.6 million and debt issuance costs of $22.4 million and to increase cash balances by $40.3 million.

In 2002, trade accounts receivable, net decreased $20.2 million to $124.7 million as compared to 2001, primarily due to the timing of sales. Inventories increased $10.2 million to $272.8 million in 2002 as compared to 2001 primarily due to the timing of sales and raw material purchases.

In 2001, we used cash generated from operations of $143.0 million, cash proceeds from the White Cap joint venture of $32.4 million, proceeds from asset sales of $3.9 million, cash balances of $2.0 million and proceeds from stock option exercises of $1.0 million to fund capital expenditures of $93.0 million, net repayments of revolving loans and long-term debt of $86.3 million and our investment in Packtion of $3.0 million.

As of December 31, 2003, there were $25.0 million of revolving loans outstanding under the Credit Agreement, and, after taking into account outstanding letters of credit, the available portion of the revolving loan facility under the Credit Agreement was $352.1 million. Revolving loans under the Credit Agreement may be borrowed, repaid and reborrowed until their final maturity on June 28, 2008.

The Credit Agreement also provided us with A term loans ($83.3 million outstanding at December 31, 2003) and B term loans ($691.3 million outstanding at December 31, 2003), which are required to be repaid in annual installments through June 28, 2008 and November 30, 2008, respectively. You should also read Note 9 to our Consolidated Financial Statements for the year ended December 31, 2003 included elsewhere in this Annual Report.

Under the Credit Agreement, the interest rate for all loans will be either the Eurodollar rate plus a margin or the prime lending rate of Deutsche Bank Trust Company Americas plus a margin. The margins are subject to adjustment quarterly based upon financial ratios set forth in the Credit Agreement.

Because we sell metal containers used in fruit and vegetable pack processing, we have seasonal sales. As is common in the industry, we must utilize working capital to build inventory and then carry accounts receivable for some customers beyond the end of the packing season. Due to our seasonal requirements, we incur short-term indebtedness to finance our working capital requirements.

For 2004, we estimate that we will utilize approximately $225-250 million of revolving loans under our Credit Agreement for our peak seasonal working capital requirements. We may use the available portion of our revolving loan facilities, after taking into account our seasonal needs and outstanding letters of credit, for acquisitions and other permitted purposes.

In addition to our operating cash needs, we believe our cash requirements over the next few years (taking into account recent acquisitions) will consist primarily of:

- annual capital expenditures of $90 to $110 million;
- annual principal amortization payments of bank term loans under the Credit Agreement of $23.7 million and the repayment in 2004 of $25.0 million of revolving loans outstanding under the Credit Agreement at year-end 2003;
- our interest requirements, including interest on revolving loans (the principal amount of which will vary depending upon seasonal requirements) and bank term loans under the Credit Agreement, which bear fluctuating rates of interest, and the 6¾% Notes; and
- payments of approximately $15 million for federal, state and foreign tax liabilities in 2004, which will increase annually thereafter.

We believe that cash generated from operations and funds from borrowings available under the Credit Agreement will be sufficient to meet our expected operating needs, planned capital expenditures, debt service and tax obligations for the foreseeable future. We continue to evaluate acquisition opportunities in the consumer goods packaging market and may incur additional indebtedness, including indebtedness under the Credit Agreement, to finance any such acquisition.

The Credit Agreement and the indenture with respect to the 6¾% Notes contain restrictive covenants that, among other things, limit our ability to incur debt, sell assets and engage in certain transactions. We do not expect these limitations to have a material effect on our business or our results of operations. We are in compliance with all financial and operating covenants contained in our financing agreements and believe that we will continue to be in compliance during 2004 with all of these covenants.

You should also read Note 13 to our Consolidated Financial Statements for the year ended December 31, 2003 included elsewhere in this Annual Report.

CONTRACTUAL OBLIGATIONS

Our contractual cash obligations at December 31, 2003 are provided below:

	Payment due by period				
(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations[1]	$1,002.6	$48.7	$47.3	$706.6	$200.0
Operating lease obligations	119.1	23.8	39.6	24.0	31.7
Purchase obligations[2]	8.7	8.7	—	—	—
Total[3]	$1,130.4	$81.2	$86.9	$730.6	$231.7

(1) These amounts represent expected cash payments of our long-term debt.

(2) Purchase obligations consist of commitments for capital expenditures. Obligations that are cancelable without penalty are excluded.

(3) Minimum pension funding requirements and other postretirement benefit plan funding are not included as such amounts have not been determined. Based on current tax law, the minimum required contributions to our pension plans are expected to be approximately $6.1 million in 2004. However, this estimate is subject to change based on current tax proposals before Congress, as well as asset performance significantly above or below the assumed long-term rate of return on plan assets. During 2003, we made pension and other postretirement benefit plan contributions of approximately $46.8 million, of which approximately $12.8 million represented minimum funding requirements.

At December 31, 2003, we also had outstanding letters of credit of $22.9 million that were issued under the Credit Agreement.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

EFFECT OF INFLATION AND INTEREST RATE FLUCTUATIONS

Historically, inflation has not had a material effect on us, other than to increase our cost of borrowing. In general, we have been able to increase the sales prices of our products to reflect any increases in the prices of raw materials.

Because we have indebtedness which bears interest at floating rates, our financial results will be sensitive to changes in prevailing market rates of interest. As of December 31, 2003, we had $1.003 billion of indebtedness outstanding, of which $349.6 million bore interest at floating rates, after taking into account interest rate swap agreements that we entered into to mitigate the effect of interest rate fluctuations. Under these agreements, floating rate interest based on the three month LIBOR rate was exchanged for fixed rates of interest ranging from 1.3 percent to 3.8 percent. At December 31, 2003, the aggregate notional principal amounts of these agreements was $550 million (including $100 million notional principal amount that became effective on January 1, 2004), with $250 million aggregate notional principal amount of these agreements maturing in 2004 and $100 million aggregate notional principal amount of these agreements maturing in each of 2005, 2007 and 2008. Depending upon market conditions, we may enter into additional interest rate swap or hedge agreements (with counterparties that, in our judgment, have sufficient creditworthiness) to hedge our exposure against interest rate volatility.

RATIONALIZATION CHARGES (CREDITS) AND ACQUISITION RESERVES

During 2003, we established acquisition reserves in connection with our purchases of Thatcher Tubes, White Cap and Pacific Coast Can aggregating approximately $6.0 million, recorded pursuant to plans that we began to assess and formulate at the date of the acquisitions and which will be finalized during the first quarter of 2004. As we continue to assess, formulate and finalize our integration plans, there may be revisions to these acquisition reserves during the first quarter of 2004. Currently, these plans include exiting the Lodi, California metal food container manufacturing facility, the Chicago, Illinois and Queretaro, Mexico metal closures manufacturing facilities and the Culiacan, Mexico plastic container manufacturing facility. These plans include the termination of approximately 380 plant and administrative employees and other related plant exit costs. These reserves consisted of employee severance and benefits costs of $4.4 million and plant exit costs of $1.6 million related to the planned closing of the previously discussed acquired facilities. Through December 31, 2003, a total of $1.2 million and $0.5 million has been expended for employee severance and benefits and plant exit costs related to these plans, respectively. At December 31, 2003, these reserves had an aggregate balance of $4.3 million. Cash payments related to these reserves are expected through 2004.

During 2003, we approved and announced to employees plans to exit our Norwalk, Connecticut and Anaheim, California plastic container manufacturing facilities and our Queretaro, Mexico metal closures manufacturing facility. These plans include the termination of approximately 120 plant employees and other related exit costs. These decisions resulted in a charge to earnings of $9.0 million, which consisted of $5.3 million for the non-cash write-down in carrying value of assets, $2.1 million for employee severance and benefits costs and $1.6 million for plant exit costs. Through December 31, 2003, a total of $1.5 million and $0.6 million has been expended for employee severance and benefits and plant exit costs, respectively. At December 31, 2003, these reserves had an aggregate balance of $1.6 million. Additional rationalization charges related to these facility closings are expected in the first quarter of 2004. The timing of certain cash payments is dependent upon the expiration of a lease obligation. Accordingly, cash payments related to these reserves are expected through 2010.

We recorded rationalization credits in 2002 totaling $5.6 million. These rationalization credits included $2.4 million related primarily to the decision to support new business requirements by continuing to operate our Kingsburg, California metal food container facility that was previously expected to be closed, $3.0 million related primarily to certain previously written down assets of the metal food container business that were placed back in service to meet business requirements and $0.2 million related to certain aspects of a rationalization plan to close a plastic container manufacturing facility that were completed at amounts less than originally estimated. In 2001, we recorded net rationalization charges totaling $9.3 million. These net rationalization charges included a $5.8 million charge in the metal food container business, comprised of a charge of $7.0 million, including $4.2 million for the non-cash write-down in carrying value of assets, primarily relating to the planned closing of two metal food container manufacturing facilities (including our Kingsburg, California facility) and a $1.2 million credit as a result of certain assets of the metal food container business that were placed back in service, and a $3.5 million charge related to closing our Fairfield, Ohio plastic container manufacturing facility.

Under our rationalization and acquisition plans, we made cash payments of $6.0 million, $5.9 million and $6.1 million, respectively in 2003, 2002 and 2001. Additional cash spending is expected in 2004 under our 2003 acquisition plans, 2003 rationalization plans and Fairfield rationalization plan.

You should also read Note 3 to our Consolidated Financial Statements for the year ended December 31, 2003 included elsewhere in this Annual Report.

CRITICAL ACCOUNTING POLICIES

Accounting principles generally accepted in the United States require estimates and assumptions that affect the reported amounts in our consolidated financial statements and the accompanying notes. Some of these estimates and assumptions require difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. We believe that our accounting policies for deferred income taxes, pension expense and obligations, rationalization charges (credits) and acquisition reserves and testing goodwill for impairment reflect the more significant judgments and estimates in our consolidated financial statements. You should also read our Consolidated Financial Statements for the year ended December 31, 2003 and the accompanying notes included elsewhere in this Annual Report.

At December 31, 2003, Silgan Can Company, or CS Can, the steel container manufacturing subsidiary we acquired from Campbell, had approximately $18.8 million of deferred tax assets relating to $53.7 million of net operating loss carryforwards, or NOLs, that expire between 2019 and 2022, for which no valuation allowance has been established. These NOLs are available to offset future taxable income of CS Can. We believe that it is more likely than not that these NOLs will be available to reduce future income tax liabilities based on estimated future taxable income and the reversal of temporary differences in future periods. Current levels of CS Can pre-tax earnings are sufficient to generate the taxable income required to realize our deferred tax assets. We would reduce our deferred tax assets by a valuation allowance if it became more likely than not that a portion of these NOLs would not be utilized. If a valuation allowance were established, additional expense would be recorded within the provision for income taxes in our Consolidated Statements of Income in the period in which that determination was made. This process requires the use of significant judgment and estimates.

Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. A decrease in the discount rate increases the present value of benefit obligations and increases pension expense. A 75 basis point decrease in the discount rate would increase our pension expense by approximately $2.8 million. For 2004, we reduced our discount rate from 7.00 percent to 6.25 percent to reflect market interest rate conditions. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term rate of return on plan assets. A 50 basis point decrease in the expected long-term return on plan assets would increase our pension expense by approximately $1.3 million. For 2003, 2002 and 2001, we assumed that the expected return on our pension plan assets was 9.0 percent.

Historically, we have maintained a strategy of acquiring businesses and enhancing profitability through productivity and cost reduction opportunities. Acquisitions require us to estimate the fair value of the assets acquired and liabilities assumed in the transactions. These estimates of fair value are based on our business plans for the acquired entities, which includes eliminating operating redundancies, facility closings and rationalizations and assumptions as to the ultimate resolution of liabilities assumed. We also continually evaluate the operating performance of our existing facilities and our business requirements and, when deemed appropriate, we exit or rationalize existing operating facilities. Establishing reserves for acquisition plans and facility rationalizations requires the use of estimates. Although we believe that these estimates accurately reflect the costs of these plans, actual costs incurred may differ from these estimates.

SFAS No. 142 requires goodwill and other intangible assets with indefinite lives to be reviewed for impairment each year and more frequently if circumstances indicate a possible impairment. Our tests for impairment require us to make assumptions regarding the expected earnings and cash flows of our reporting units. These assumptions are based on our internal forecasts. Developing these assumptions requires the use of significant judgment and estimates. Actual results may differ from these forecasts. If an impairment were to be identified, it could result in additional expense recorded in our Consolidated Statements of Income.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2003, we adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements," such that gains or losses from the extinguishment of our debt will no longer be classified as extraordinary items. Upon adoption in 2003, the extraordinary item for loss on early extinguishment of debt of $1.0 million before income taxes that was recorded in the second quarter of 2002 as a result of the refinancing of our previous senior secured credit facility with the Credit Agreement was reclassified to loss on early extinguishment of debt in our Consolidated Statements of Income.

Effective January 1, 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is applicable to exit and disposal activities that are initiated after December 31, 2002. SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force, or EITF, Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date an entity committed to an exit plan. The adoption of SFAS No. 146 did not have a significant effect on our financial position or results of operations.

In December 2003, the Financial Accounting Standards Board, or the FASB, issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised SFAS No. 132 requires additional disclosures about plan assets, benefit obligations, expected cash flows and net periodic benefit costs for defined benefit plans. In 2003, we adopted the additional disclosure requirements, except for certain disclosures about estimated future benefit payments which are not required until 2004.

In January 2004, the FASB issued FASB Staff Position, or FSP, No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." Specific authoritative guidance on the accounting for the federal subsidy is pending, and therefore we have elected to defer accounting for the effects of the Act as permitted by FSP No. 106-1. As a result, in accordance with FSP No. 106-1, our accumulated postretirement benefit obligation and net periodic postretirement benefit costs do not reflect the effects of the Act on the plans. Specific authoritative guidance, when issued, could require us to change previously reported information.

In January 2003, the FASB issued Interpretation, or FIN, No. 46, "Consolidation of Variable Interest Entities," which expands upon existing accounting guidance on consolidation. A variable interest entity either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46, as revised, requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns. The provisions of FIN No. 46 will be effective for us on March 31, 2004. The adoption of FIN No. 46 is not expected to impact our financial position or results of operations.

FORWARD-LOOKING STATEMENTS

The statements we have made in "Management's Discussion and Analysis" and elsewhere in this Annual Report which are not historical facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934, as amended. These forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting us and therefore involve a number of uncertainties and risks. Therefore, the actual results of our operations or our financial condition could differ materially from those expressed or implied in these forward-looking statements. Important factors that could cause the actual results of our operations or our financial condition to differ from those expressed or implied in these forward-looking statements include, but are not necessarily limited to:

- our ability to effect cost reduction initiatives and realize benefits from capital investments;
- our ability to locate or acquire suitable acquisition candidates on acceptable terms;
- our ability to assimilate the operations of our acquired businesses into our existing operations;
- our ability to generate sufficient cash flow to invest in our business and service our indebtedness;
- limitations and restrictions contained in our instruments and agreements governing our indebtedness;
- our ability to retain sales with our major customers or to satisfy our obligations under our contracts;
- the size and quality of the vegetable and fruit harvests in the midwest and west regions of the United States or our ability to collect our seasonal receivables;
- our ability to obtain sufficient quantities of raw materials or to maintain the ability to pass raw material price increases through to our customers;
- compliance by our suppliers with the terms of our arrangements with them;
- changes in consumer preferences for different packaging products;
- competitive pressures, including new product developments or changes in competitors' pricing for products;
- changes in governmental regulations or enforcement practices;
- changes in general economic conditions, such as fluctuations in interest rates and changes in energy costs (such as natural gas and electricity);
- changes in labor relations and costs;
- the performance of the investments in our pension plans against the level expected;
- changes in our evaluation of goodwill recorded on our consolidated balance sheets;
- our ability to refinance the Credit Agreement prior to its maturity in 2008, which will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our then outstanding indebtedness and other factors including market conditions; and
- other factors described elsewhere in this Annual Report or in our other filings with the Securities and Exchange Commission.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates. In the normal course of business, we also have limited foreign currency risk associated primarily with our Canadian operations and risk related to commodity price changes for items such as natural gas. We employ established policies and procedures to manage our exposure to these risks. Interest rate, foreign currency and commodity pricing transactions are used only to the extent considered necessary to meet our objectives. We do not utilize derivative financial instruments for trading or other speculative purposes.

Interest Rate Risk. Our interest rate risk management objective is to limit the impact of interest rate changes on our net income and cash flow and to lower our overall borrowing cost. To achieve our objectives, we regularly evaluate the amount of our variable rate debt as a percentage of our aggregate debt. During 2003 and 2002, our average outstanding variable rate debt, after taking into account the average outstanding notional amount of our interest rate swap agreements, was 31 percent and 39 percent of our total debt, respectively. We manage a significant portion of our exposure to interest rate fluctuations in our variable rate debt through interest rate swap agreements. These agreements effectively convert interest rate exposure from variable rates to fixed rates of interest. We have entered into these agreements with banks under the Credit Agreement, and our obligations under these agreements are guaranteed and secured on a pari passu basis with our obligations under the Credit Agreement. You should also read Notes 4, 9 and 10 to our Consolidated Financial Statements included elsewhere in this Annual Report which outline the principal and notional amounts, interest rates, fair values and other terms required to evaluate the expected cash flows from these agreements.

Based on the average outstanding amount of our variable rate indebtedness in 2003, a one percentage point change in the interest rates for our variable rate indebtedness would have impacted 2003 interest expense by an aggregate of approximately $3.9 million, after taking into account the average outstanding notional amount of our interest rate swap agreements during 2003.

Foreign Currency Exchange Rate Risk. We do not conduct a significant portion of our manufacturing or sales activity in foreign markets. Presently, our foreign activities are conducted primarily in Canada. Since we do not have significant foreign operations, we do not believe it is necessary to enter into any derivative financial instruments to reduce our exposure to foreign currency exchange rate risk.

Commodity Pricing Risk. We purchase commodities for our products such as metal and resins. These commodities are generally purchased pursuant to contracts or at market prices established with the vendor. In general, we do not engage in hedging activities for these commodities due to our ability to pass on price changes to our customers.

We also purchase other commodities, such as natural gas and electricity, and are subject to risks on the pricing of these commodities. In general, we purchase these commodities pursuant to contracts or at market prices. We manage up to a significant portion of our exposure to natural gas price fluctuations through natural gas swap agreements. During 2003 and 2002, we entered into natural gas swap agreements to hedge approximately 40 percent and 80 percent, respectively, of our exposure to fluctuations in natural gas prices. At December 31, 2003, we had entered into natural gas swap agreements to hedge approximately 25 percent of our expected 2004 exposure to fluctuations in natural gas prices. These agreements effectively convert pricing exposure for natural gas from market pricing to a fixed price. You should also read Notes 4 and 10 to our Consolidated Financial Statements included elsewhere in this Annual Report which outlines the terms necessary to evaluate these transactions.

Based on our natural gas usage in 2003, a ten percent change in natural gas costs would have impacted our 2003 cost of goods sold by approximately $1.5 million, after taking into account the average outstanding notional amount of our natural gas swap agreements.

REPORT OF MANAGEMENT

The management of Silgan Holdings Inc. is responsible for the preparation and integrity of all information contained in this Annual Report. The Company's consolidated financial statements and other financial information are prepared in accordance with accounting principles generally accepted in the United States and, accordingly, include certain informed judgments and estimates of management. The Company's independent auditors have audited the consolidated financial statements as described in their report which follows.

Management maintains a system of internal accounting and managerial controls which are designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable for financial statement preparation.

An Audit Committee of the Company's Board of Directors, consisting of directors who are not officers or employees of the Company, meets periodically with management and the Company's independent auditors to obtain assurances as to the integrity of the Company's accounting and financial reporting and to affirm the adequacy of the system of accounting and managerial controls in place. The Company's independent auditors have full, free and separate access to the Audit Committee to discuss all appropriate matters.

We believe that the Company's policies and system of accounting and managerial controls reasonably assure the integrity of the information in the consolidated financial statements and in the other sections of this Annual Report.



R. Philip Silver
Chairman of the Board and
Co-Chief Executive Officer



D. Greg Horrigan
President and
Co-Chief Executive Officer



Anthony J. Allott
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Silgan Holdings Inc.

We have audited the accompanying consolidated balance sheets of Silgan Holdings Inc. as of December 31, 2003 and 2002 and the related consolidated statements of income, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silgan Holdings Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

Ernst + Young LLP

Stamford, Connecticut
January 28, 2004

CONSOLIDATED BALANCE SHEETS
SILGAN HOLDINGS INC.

December 31,	2003	2002
(Dollars in thousands, except per share data)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,100	$ 58,318
Trade accounts receivable, less allowances of $3,086 and $2,864, respectively	159,273	124,657
Inventories	320,194	272,836
Prepaid expenses and other current assets	53,731	43,521
Total current assets	545,298	499,332
Property, plant and equipment, net	817,850	705,746
Goodwill, net	202,421	141,481
Other assets	55,515	57,399
	$1,621,084	$1,403,958
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 48,670	$ 20,170
Trade accounts payable	211,639	172,703
Accrued payroll and related costs	65,940	56,238
Accrued liabilities	24,518	15,825
Total current liabilities	350,767	264,936
Long-term debt	953,910	936,655
Other liabilities	195,602	139,275
Commitments and contingencies		
Stockholders' equity:		
Common stock ($0.01 par value per share; 100,000,000 shares authorized, 20,958,517 and 20,916,317 shares issued and 18,273,042 and 18,230,842 shares outstanding, respectively)	210	209
Paid-in capital	125,758	124,872
Retained earnings	60,905	18,871
Accumulated other comprehensive loss	(5,675)	(20,467)
Treasury stock at cost (2,685,475 shares)	(60,393)	(60,393)
Total stockholders' equity	120,805	63,092
	$1,621,084	$1,403,958

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

SILGAN HOLDINGS INC.

For the years ended December 31,	2003	2002	2001
(Dollars in thousands, except per share data)			
Net sales	**$2,312,165**	$1,988,284	$1,940,994
Cost of goods sold	**2,026,687**	1,749,731	1,700,708
Gross profit	**285,478**	238,553	240,286
Selling, general and administrative expenses	**108,393**	76,216	78,541
Rationalization charges (credits)	**8,993**	(5,603)	9,334
Income from operations	**168,092**	167,940	152,411
Interest and other debt expense before loss on early extinguishment of debt	**78,861**	73,789	81,192
Loss on early extinguishment of debt	**19,173**	983	—
Interest and other debt expense	**98,034**	74,772	81,192
Gain on assets contributed to affiliate	**—**	—	4,908
Income before income taxes and equity in losses of affiliates	**70,058**	93,168	76,127
Provision for income taxes	**27,743**	36,806	30,222
Income before equity in losses of affiliates	**42,315**	56,362	45,905
Equity in losses of affiliates	**(281)**	(2,554)	(4,140)
Net income	**$ 42,034**	$ 53,808	$ 41,765
Basic net income per share	**$ 2.30**	$ 2.97	$ 2.35
Diluted net income per share	**$ 2.28**	$ 2.93	$ 2.31

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

SILGAN HOLDINGS INC.

For the years ended December 31, 2003, 2002 and 2001	Common Stock Shares	Common Stock Par Value	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity (Deficiency)
(Dollars and shares in thousands)							
Balance at January 1, 2001	17,703	$204	$118,099	$(76,702)	$ (1,588)	$(60,393)	$ (20,380)
Comprehensive income:							
Net income	—	—	—	41,765	—	—	41,765
Minimum pension liability, net of tax benefit of $1,885	—	—	—	—	(1,966)	—	(1,966)
Change in fair value of derivatives, net of tax benefit of $2,151	—	—	—	—	(3,267)	—	(3,267)
Foreign currency translation	—	—	—	—	(1,225)	—	(1,225)
Comprehensive income							35,307
Stock option exercises, including tax benefit of $595	151	1	1,622	—	—	—	1,623
Dilution of investment in equity affiliate	—	—	(1,402)	—	—	—	(1,402)
Balance at December 31, 2001	17,854	205	118,319	(34,937)	(8,046)	(60,393)	15,148
Comprehensive income:							
Net income	—	—	—	53,808	—	—	53,808
Minimum pension liability, net of tax benefit of $8,336	—	—	—	—	(12,792)	—	(12,792)
Change in fair value of derivatives, net of tax provision of $314	—	—	—	—	453	—	453
Foreign currency translation	—	—	—	—	(82)	—	(82)
Comprehensive income							41,387
Stock option exercises, including tax benefit of $2,254	377	4	6,553	—	—	—	6,557
Balance at December 31, 2002	18,231	209	124,872	18,871	(20,467)	(60,393)	63,092
Comprehensive income:							
Net income	—	—	—	42,034	—	—	42,034
Minimum pension liability, net of tax provision of $3,961	—	—	—	—	6,106	—	6,106
Change in fair value of derivatives, net of tax provision of $1,338	—	—	—	—	2,053	—	2,053
Foreign currency translation	—	—	—	—	6,633	—	6,633
Comprehensive income							56,826
Stock option exercises, including tax benefit of $240	42	1	886	—	—	—	887
Balance at December 31, 2003	18,273	$210	$125,758	$ 60,905	$ (5,675)	$(60,393)	$120,805

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SILGAN HOLDINGS INC.

For the years ended December 31,	2003	2002	2001
(Dollars in thousands)			
Cash flows provided by (used in) operating activities:			
Net income	$ 42,034	$ 53,808	$ 41,765
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	110,724	94,936	89,772
Amortization of goodwill and other intangibles	590	779	5,759
Amortization of debt issuance costs	3,888	2,588	1,675
Rationalization charges (credits)	8,993	(5,603)	9,334
Loss on early extinguishment of debt	19,173	983	—
Equity in losses of affiliates	457	4,222	4,140
Gain on assets contributed to affiliate	—	—	(4,908)
Deferred income tax provision	25,742	25,219	13,852
Other changes that provided (used) cash, net of effects of acquisitions:			
Trade accounts receivable	(12,465)	20,246	19,179
Inventories	28,109	(10,209)	1,220
Trade accounts payable	25,328	(1,148)	(34,293)
Accrued liabilities	(6,443)	(12,273)	4,312
Other, net	(11,224)	(10,255)	(8,824)
Net cash provided by operating activities	234,906	163,293	142,983
Cash flows provided by (used in) investing activities:			
Investment in equity affiliate	—	—	(3,039)
Proceeds from equity affiliate	—	—	32,388
Purchases of businesses, net of cash acquired	(207,793)	—	—
Capital expenditures	(105,912)	(119,160)	(93,042)
Proceeds from asset sales	3,739	1,915	3,901
Net cash used in investing activities	(309,966)	(117,245)	(59,792)
Cash flows provided by (used in) financing activities:			
Borrowings under revolving loans	905,800	1,163,580	710,749
Repayments under revolving loans	(880,800)	(1,496,605)	(746,719)
Proceeds from stock option exercises	647	4,303	1,028
Proceeds from issuance of long-term debt	550,000	656,000	—
Repayments of long-term debt	(540,545)	(310,573)	(50,313)
Debt issuance costs	(6,260)	(22,444)	—
Net cash provided by (used in) financing activities	28,842	(5,739)	(85,255)
Cash and cash equivalents:			
Net (decrease) increase	(46,218)	40,309	(2,064)
Balance at beginning of year	58,318	18,009	20,073
Balance at end of year	$ 12,100	$ 58,318	$ 18,009
Interest paid	$ 93,514	$ 73,251	$ 85,825
Income taxes paid, net of refunds	2,803	14,374	8,308

See notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Silgan Holdings Inc., or Holdings, conducts its business through its wholly owned operating subsidiaries, Silgan Containers Corporation, or Containers, and Silgan Plastics Corporation, or Plastics. We are engaged in the manufacture and sale of steel and aluminum containers for human and pet food, metal, composite and plastic closures for food and beverage products and custom designed plastic containers, tubes and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products. Our businesses are principally based in the United States.

Basis of Presentation

The consolidated financial statements include the accounts of Holdings and its subsidiaries. All significant intercompany transactions have been eliminated. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

The principal functional currency for our foreign operations is the Canadian dollar. Balance sheet accounts of our foreign subsidiaries are translated at exchange rates in effect at the balance sheet date, while revenue and expense accounts are translated at average rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive loss.

Certain prior years' amounts have been reclassified to conform with the current year's presentation.

Cash and Cash Equivalents

Cash equivalents represent short-term, highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase. The carrying values of these assets approximate their fair values. As a result of our cash management system, checks issued and presented to the banks for payment may create negative cash balances. Checks outstanding in excess of related cash balances totaling approximately $99.4 million at December 31, 2003 and $88.3 million at December 31, 2002 are included in trade accounts payable.

Inventories

Inventories are valued at the lower of cost or market (net realizable value) and the cost is principally determined on the last-in, first-out basis, or LIFO.

Property, Plant and Equipment, Net

Property, plant and equipment, net is stated at historical cost less accumulated depreciation. Major renewals and betterments that extend the life of an asset are capitalized and repairs and maintenance expenditures are charged to expense as incurred. Design and development costs for molds, dies and other tools that we do not own and that will be used to produce products that will be sold under long-term supply arrangements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of depreciable assets. The principal estimated useful lives are 35 years for buildings and range between 3 to 18 years for machinery and equipment. Leasehold improvements are amortized over the shorter of the life of the related asset or the life of the lease.

Interest incurred on amounts borrowed in connection with the installation of major machinery and equipment acquisitions is capitalized. Capitalized interest of $1.0 million in 2003 and $1.4 million in 2002 was recorded as part of the cost of the assets to which it relates and is amortized over the assets' estimated useful life.

Goodwill, Net

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 revises the accounting treatment for business combinations to require the use of purchase accounting and prohibit the use of the pooling-of-interests method for business combinations initiated after June 30, 2001. SFAS No. 142 revises the accounting for goodwill to eliminate amortization of goodwill on transactions consummated after June 30, 2001 and of all other goodwill as of January 1, 2002. As a result, we stopped recording goodwill amortization as of January 1, 2002. Intangible assets with definite lives will continue to be amortized over their useful lives.

Net income and earnings per share would have been as follows had the provisions of SFAS No. 142 been applied as of January 1, 2001:

(Dollars in thousands, except per share data)	2003	2002	2001
Net income:			
Net income	$42,034	$53,808	$41,765
Add back of goodwill amortization	—	—	3,017
Adjusted net income	$42,034	$53,808	$44,782
Basic earnings per share:			
Net income	$ 2.30	$ 2.97	$. 2.35
Add back of goodwill amortization	—	—	0.17
Adjusted net income	$ 2.30	$ 2.97	$ 2.52
Diluted earnings per share:			
Net income	$ 2.28	$ 2.93	$ 2.31
Add back of goodwill amortization	—	—	0.17
Adjusted net income	$ 2.28	$ 2.93	$ 2.48

SFAS No. 142 also requires goodwill and other intangible assets with indefinite lives to be reviewed for impairment each year and more frequently if circumstances indicate a possible impairment. We completed our 2003 review and determined that goodwill was not impaired. Changes in the carrying amount of goodwill, net are as follows:

(Dollars in thousands)	Metal Food Containers	Plastic Containers	Total
Balance at December 31, 2001	$ 47,680	$93,785	$141,465
Currency translation	—	16	16
Balance at December 31, 2002	47,680	93,801	141,481
Acquisitions	55,350	5,050	60,400
Currency translation	—	540	540
Balance at December 31, 2003	**$103,030**	**$99,391**	**$202,421**

Goodwill, net for our metal food container business includes accumulated amortization of $14.7 million at both December 31, 2003 and 2002. Goodwill, net for our plastic container business includes accumulated amortization of $11.1 million and $10.9 million at December 31, 2003 and 2002, respectively.

Impairment of Long-Lived Assets

We assess long-lived assets, including intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. An impairment exists if the estimate of future undiscounted cash flows generated by the assets is less than the carrying value of the assets. If impairment is determined to exist, any related impairment loss is then measured by comparing the fair value of the assets to their carrying amount.

Effective January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board, or APB, Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and expands the scope of a discontinued operation to include a component of an entity. The adoption of SFAS No. 144 on January 1, 2002 did not impact our financial position or results of operations.

Other Assets

Other assets consist principally of debt issuance costs which are being amortized on a straight-line basis over the terms of the related debt agreements (6 to 10 years) and an intangible pension asset.

Hedging Instruments

We utilize certain derivative financial instruments to manage a portion of our interest rate and natural gas cost exposures. We do not engage in trading or other speculative uses of these financial instruments. For a financial instrument to qualify as a hedge, we must be exposed to interest rate or price risk, and the financial instrument must reduce the exposure and be designated as a hedge. Financial instruments qualifying for hedge accounting must maintain a high correlation between the hedging instrument and the item being hedged, both at inception and throughout the hedged period.

Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. SFAS No. 133 requires all derivative instruments to be recorded in the Consolidated Balance Sheets at their fair values. Changes in the fair values of derivatives will be recorded each period in earnings or other comprehensive loss, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of SFAS No. 133, as amended, did not have a significant impact on our financial position or results of operations.

Income Taxes

We account for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment of such change. Income taxes are calculated for Holdings, Silgan Equipment Company, or Silgan Equipment, and the acquired steel container manufacturing business of Campbell Soup Company, or CS Can, on a separate return basis. U.S. income taxes have not been provided on the accumulated earnings of our foreign subsidiaries since these earnings are expected to be permanently reinvested.

Revenue Recognition

Revenues are recognized when goods are shipped and the title and risk of loss pass to the customer. Shipping and handling fees and costs incurred in connection with products sold are recorded in cost of goods sold in our Consolidated Statements of Income.

Stock-Based Compensation

We have two stock-based compensation plans, one for key employees and one for non-employee directors. See Note 14 for further discussion. We apply the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for these plans. Accordingly, no compensation expense for employee stock options is recognized, as all options granted under these plans had an exercise price that was equal to or greater than the market value of the underlying stock on the date of the grant. If we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for the years ended December 31, 2003, 2002 and 2001, net income and basic and diluted earnings per share would have been as follows:

(Dollars in thousands, except per share data)	**2003**	2002	2001
Net income, as reported	$42,034	$53,808	$41,765
Deduct: Total stock-based employee compensation expense determined under the fair value method for all stock option awards, net of income taxes	1,441	1,165	1,337
Pro forma net income	$40,593	$52,643	$40,428
Earnings per share:			
Basic net income per share – as reported	$ 2.30	$ 2.97	$ 2.35
Basic net income per share – pro forma	2.22	2.90	2.27
Diluted net income per share – as reported	$ 2.28	$ 2.93	$ 2.31
Diluted net income per share – pro forma	2.22	2.88	2.26

Recently Adopted Accounting Pronouncements

Effective January 1, 2003, we adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements," such that gains or losses from the extinguishment of our debt will no longer be classified as extraordinary items. Upon adoption in 2003, the extraordinary item for loss on early extinguishment of debt of $1.0 million before income taxes that was recorded in the second quarter of 2002 as a result of the refinancing of our previous senior secured credit facility with our new senior secured credit facility was reclassified to loss on early extinguishment of debt in our Consolidated Statements of Income.

Effective January 1, 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is applicable to exit and disposal activities that are initiated after December 31, 2002. SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force, or EITF, Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date an entity committed to an exit plan. The adoption of SFAS No. 146 did not have a significant effect on our financial position or results of operations.

In December 2003, the Financial Accounting Standards Board, or the FASB, issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised SFAS No. 132 requires additional disclosures about plan assets, benefit obligations, expected cash flows and net periodic benefit costs for defined benefit plans. In 2003, we adopted the additional disclosure requirements, except for certain disclosures about estimated future benefit payments which are not required until 2004.

Recently Issued Accounting Pronouncement

In January 2003, the FASB issued Interpretation, or FIN, No. 46, "Consolidation of Variable Interest Entities," which expands upon existing accounting guidance on consolidation. A variable interest entity either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46, as revised, requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns. The provisions of FIN No. 46 will be effective for us on March 31, 2004. The adoption of FIN No. 46 is not expected to impact our financial position or results of operations.

NOTE 2. ACQUISITIONS

In January 2003, we acquired substantially all of the assets of Thatcher Tubes LLC and its affiliates, or Thatcher Tubes, a privately held manufacturer and marketer of decorated plastic tubes serving primarily the personal care industry. Including additional production capacity installed shortly before the acquisition, the purchase price for the assets was approximately $32 million in cash. Thatcher Tubes had annual net sales of approximately $29 million in 2002. Thatcher Tubes operates as part of our plastic container business.

In March 2003, we acquired the remaining 65 percent equity interest in the Amcor White Cap, LLC, or White Cap, joint venture that we did not already own from Amcor White Cap, Inc. for approximately $37 million in cash. Additionally, we refinanced debt of White Cap and purchased equipment subject to a third party lease for approximately $93 million. White Cap had annual net sales of approximately $250 million in 2002. The business operates as part of our metal food container business.

In April 2003, we acquired PCP Can Manufacturing, Inc., or Pacific Coast Can, a subsidiary of Pacific Coast Producers, or Pacific Coast, through which Pacific Coast self-manufactured a majority of its metal food containers. The purchase price was approximately $44 million in cash, including approximately $29 million for inventory. As part of the transaction, we entered into a ten-year supply agreement with Pacific Coast under which Pacific Coast has agreed to purchase from us substantially all of its metal food container requirements. Pacific Coast Can operates as part of our metal food container business.

These acquisitions were accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, and the businesses' results of operations have been included in our consolidated operating results from the date of acquisition. The allocation of purchase price is based on preliminary estimates and assumptions and is subject to revision during the first quarter of 2004 when valuations and integration plans are finalized. Accordingly, revisions to the allocation of purchase price, which may be significant, will be reported in a future period as increases or decreases to amounts previously reported.

NOTE 3. RATIONALIZATION CHARGES (CREDITS) AND ACQUISITION RESERVES

2003 Acquisition Plans

During 2003, we established acquisition reserves in connection with our purchases of Thatcher Tubes, White Cap and Pacific Coast Can aggregating approximately $6.0 million, recorded pursuant to plans that we began to assess and formulate at the date of the acquisitions and which will be finalized within one year. As we continue to assess, formulate and finalize our integration plans, there may be revisions to these acquisition reserves during the first quarter of 2004. Currently, these plans include exiting the Lodi, California metal food container manufacturing facility, the Chicago, Illinois and Queretaro, Mexico metal closures manufacturing facilities and the Culiacan, Mexico plastic container manufacturing facility. These plans include the termination of approximately 380 plant and administrative employees and other related plant exit costs. These reserves consisted of employee severance and benefits costs of $4.4 million and plant exit costs of $1.6 million related to the planned closing of the previously discussed acquired facilities. Through December 31, 2003, a total of $1.2 million and $0.5 million has been expended for employee severance and benefits and plant exit costs related to these plans, respectively. At December 31, 2003, these reserves had an aggregate balance of $4.3 million. Cash payments related to these reserves are expected through 2004.

Activity in our 2003 acquisition plans reserves is summarized as follows:

(Dollars in thousands)	Employee Severance and Benefits	Plant Exit Costs	Total
Balance at December 31, 2002	$ —	$ —	$ —
2003 Reserves Established	4,451	1,559	6,010
2003 Utilized	(1,167)	(523)	(1,690)
Balance at December 31, 2003	$3,284	$1,036	$4,320

2003 Rationalization Plans

During 2003, we approved and announced to employees plans to exit our Norwalk, Connecticut and Anaheim, California plastic container manufacturing facilities and our Queretaro, Mexico metal closures manufacturing facility. These plans include the termination of approximately 120 plant employees and other related exit costs. These decisions resulted in a charge to earnings of $9.0 million, which consisted of $5.3 million for the non-cash write-down in carrying value of assets, $2.1 million for employee severance and benefits costs and $1.6 million for plant exit costs. Through December 31, 2003, a total of $1.5 million and $0.6 million has been expended for employee severance and benefits and plant exit costs, respectively. At December 31, 2003, these reserves had an aggregate balance of $1.6 million. Additional rationalization charges related to these facility closings are expected in the first quarter of 2004. The timing of certain cash payments is dependent upon the expiration of a lease obligation. Accordingly, cash payments related to these reserves are expected through 2010.

Activity in our 2003 rationalization plans reserves is summarized as follows:

(Dollars in thousands)	Employee Severance and Benefits	Plant Exit Costs	Non-Cash Asset Write-Down	Total
Balance at December 31, 2002	$ —	$ —	$ —	$ —
2003 Rationalization Charge	2,097	1,588	5,308	8,993
2003 Utilized	(1,502)	(617)	(5,308)	(7,427)
Balance at December 31, 2003	$ 595	$ 971	$ —	$ 1,566

Fairfield Rationalization Plan

During 2001, we approved and announced to employees a plan to exit our Fairfield, Ohio plastic container facility. The plan included the termination of approximately 150 plant employees and other related plant exit costs, including equipment dismantle costs and contractual rent obligations. This decision resulted in a rationalization charge of $3.5 million, which consisted of $0.9 million for employee severance and benefits and $2.6 million for plant exit costs. Through December 31, 2003, a total of $2.0 million has been expended relating to this plan. These expenditures consisted of $0.7 million related to employee severance and benefits and $1.3 million for plant exit costs. During 2002, all actions under this plan related to employee severance and benefits were completed at amounts less than originally estimated, and, accordingly, we reversed $0.2 million of rationalization reserves as a rationalization credit. At December 31, 2003, this reserve had a balance of $1.3 million. Although we have closed the plant, the timing of cash payments is dependent upon the expiration of a lease obligation. Accordingly, cash payments related to closing this facility are expected through 2009.

Activity in our Fairfield rationalization plan reserve is summarized as follows:

(Dollars in thousands)	Employee Severance and Benefits	Plant Exit Costs	Total
Balance at December 31, 2000	$ —	$ —	$ —
2001 Rationalization Charge	874	2,616	3,490
2001 Utilized	(637)	(749)	(1,386)
Balance at December 31, 2001	237	1,867	2,104
2002 Rationalization Credit	(237)	—	(237)
2002 Utilized	—	(273)	(273)
Balance at December 31, 2002	—	1,594	1,594
2003 Utilized	—	(321)	(321)
Balance at December 31, 2003	$ —	$1,273	$ 1,273

AN Can Acquisition Plan

Acquisition reserves established in connection with our purchase of the Food Metal and Specialty Business of American National Can Company, or AN Can, in 1995 aggregating approximately $49.5 million were recorded pursuant to plans that we began to assess and formulate at the date of the acquisition and which were finalized in 1996. These reserves consisted of employee severance and benefits costs ($26.1 million) for the termination of approximately 500 plant, selling and administrative employees, plant exit costs ($6.6 million) related to the planned closure of the St. Louis, Missouri plant, the downsizing of the Hoopeston, Illinois and Savage, Minnesota facilities and the restructuring of the St. Paul, Minnesota plant and liabilities incurred in connection with the acquisition ($16.8 million). Through December 31, 2003, a total of $49.5 million has been expended related to these plans, which consisted of $26.1 million for employee severance and benefits costs, $6.6 million for plant exit costs and $16.8 million for payment of acquisition related liabilities. During 2003, all actions under this plan were completed.

Activity in our AN Can acquisition plan reserve is summarized as follows:

(Dollars in thousands)	Employee Severance and Benefits	Plant Exit Costs	Acquisition Liabilities	Total
Balance at December 31, 2000	$ 2,364	$ 2,622	$ 4,000	$ 8,986
2001 Utilized	(873)	(645)	(2,000)	(3,518)
Balance at December 31, 2001	1,491	1,977	2,000	5,468
2002 Utilized	(744)	(858)	(2,000)	(3,602)
Balance at December 31, 2002	747	1,119	—	1,866
2003 Utilized	(747)	(1,119)	—	(1,866)
Balance at December 31, 2003	$ —	$ —	$ —	$ —

Northtown, Kingsburg and Waukegan Rationalization Plans

During 2001, we approved and announced to employees separate plans to exit our Northtown, Missouri and Kingsburg, California metal food container facilities and to cease operation of the composite container department at our Waukegan, Illinois metal food container facility. These decisions resulted in a rationalization charge of $7.0 million. This charge consisted of $4.2 million for the non-cash write-down in carrying value of assets, $1.4 million for employee severance and benefits costs and $1.4 million for plant exit costs.

During 2002, in order to support new business, we decided to continue to operate our Kingsburg facility and to utilize certain Northtown assets with carrying values that were previously written down as part of this restructuring charge. As a result, we recorded a $2.8 million rationalization credit, which consisted of $2.2 million related to certain assets with carrying values that were previously written down but were placed back in service and $0.6 million for the reversal of rationalization reserves related to employee severance and benefits and plant exit costs. The assets that remained in service were recorded in our Consolidated Balance Sheets at their depreciated cost, which approximated fair value. Also, during 2002, all actions related to our rationalization plans for our Northtown, Missouri and Waukegan, Illinois metal food container manufacturing facilities were completed at amounts less than originally estimated. Accordingly, we reversed $0.2 million of rationalization reserves as a rationalization credit.

San Leandro and City of Industry Rationalization Plans

During 2001, certain assets with carrying values that were previously written down as part of our plans to exit our San Leandro and City of Industry, California metal food container facilities were placed back in service. As a result, we recorded a $1.2 million rationalization credit and recorded those assets in our Consolidated Balance Sheets at their depreciated cost, which approximated fair value.

Other Assets

During 2002, we placed certain assets of our metal food container business with carrying values that were previously written down back in service. As a result, we recorded a $2.3 million rationalization credit and recorded those assets in our Consolidated Balance Sheets at their depreciated cost, which approximated fair value.

Summary

Rationalization charges (credits) and for the years ended December 31 are summarized as follows:

(Dollars in thousands)	2003	2002	2001
2003 Rationalization plans	$8,993	$ —	$ —
Fairfield plan	—	(237)	3,490
Northtown, Kingsburg and Waukegan plans	—	(3,041)	7,033
San Leandro and City of Industry plans	—	—	(1,189)
Other assets	—	(2,325)	—
	$8,993	$(5,603)	$ 9,334

At December 31, rationalization and acquisition reserves were included in our Consolidated Balance Sheets as follows:

(Dollars in thousands)	2003	2002
Accrued liabilities	$5,572	$1,813
Other liabilities	1,587	1,647
	$7,159	$3,460

NOTE 4. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) is reported in our Consolidated Statements of Stockholders' Equity (Deficiency). Amounts included in accumulated other comprehensive income (loss) at December 31 are as follows:

(Dollars in thousands)	2003	2002
Foreign currency translation	$ 4,635	$ (1,998)
Change in fair value of derivatives	(761)	(2,814)
Minimum pension liability	(9,549)	(15,655)
Accumulated other comprehensive loss	$(5,675)	$(20,467)

The amount reclassified to earnings from the change in fair value of derivatives component of accumulated other comprehensive income (loss) for the year ended December 31, 2003, 2002 and 2001 was net losses of $2.2 million, $5.0 million and $2.7 million, net of income taxes, respectively.

We estimate that we will reclassify $3.9 million, net of income taxes, of the change in fair value of derivatives component of accumulated other comprehensive income (loss) as a charge to earnings during the next twelve months. The actual amount that will be reclassified to earnings will vary from this amount as a result of changes in market conditions. See Note 10 which includes a discussion of hedging activities.

For the year ended December 31, 2002, the foreign currency translation and minimum pension liability components of accumulated other comprehensive income (loss) included $0.4 million and $5.6 million, respectively, related to our equity investment in White Cap. See Note 8 which includes a discussion of our equity investment in White Cap.

NOTE 5. INVENTORIES

The components of inventories at December 31 are as follows:

(Dollars in thousands)	2003	2002
Raw materials	$ 36,732	$ 31,925
Work-in-process	52,815	50,941
Finished goods	213,481	171,341
Spare parts and other	20,267	13,944
	323,295	268,151
Adjustment to value inventory at cost on the LIFO method	(3,101)	4,685
	$320,194	$272,836

Inventories include $30.3 million and $23.6 million recorded on the first-in, first-out method at December 31, 2003 and 2002, respectively.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, at December 31 is as follows:

(Dollars in thousands)	2003	2002
Land	$ 10,060	$ 7,943
Buildings and improvements	168,236	135,499
Machinery and equipment	1,309,756	1,120,617
Construction in progress	60,068	80,626
	1,548,120	1,344,685
Accumulated depreciation	(730,270)	(638,939)
Property, plant and equipment, net	$ 817,850	$ 705,746

NOTE 7. OTHER ASSETS

Other assets at December 31 are as follows:

(Dollars in thousands)	2003	2002
Debt issuance costs	$24,505	$31,121
Intangible pension asset	16,416	10,349
Other	19,330	21,784
	60,251	63,254
Accumulated amortization	(4,736)	(5,855)
	$55,515	$57,399

NOTE 8. INVESTMENTS IN EQUITY AFFILIATES

Amcor White Cap, LLC

Effective July 1, 2001, we formed a joint venture company with Schmalbach-Lubeca AG. The joint venture was a leading supplier of an extensive range of metal and plastic closures to consumer goods packaging companies in the food and beverage industries in North America. The venture operated under the name Amcor White Cap, LLC. We contributed $48.4 million of metal closure assets, including our manufacturing facilities in Evansville and Richmond, Indiana, and $7.1 million of metal closure liabilities to White Cap in return for a 35 percent interest in and $32.4 million of cash proceeds from the joint venture. Net sales of our metal closure business, which was contributed to the White Cap joint venture, totaled $46.3 million in 2001. Schmalbach-Lubeca AG contributed the remaining metal and plastic closure operations to the joint venture. In July 2002, Amcor Ltd. purchased Schmalbach-Lubeca AG's interest in the joint venture.

As discussed in Note 2, in March 2003, we acquired the remaining 65 percent equity interest in the White Cap joint venture that we did not already own. The business now operates under the name Silgan Closures LLC, or Silgan Closures. Prior to our acquisition of White Cap, we accounted for our investment in the White Cap joint venture using the equity method. For the first two months of 2003, we recorded equity in losses of White Cap of $0.3 million, net of income taxes. The results of Silgan Closures since March 2003 have been included with the results of our metal food container business.

During 2002, we recorded equity in losses of White Cap of $2.6 million, net of income taxes. As part of the integration of the contributed businesses, the White Cap joint venture instituted a program to rationalize its operations. As a result, our equity in losses of White Cap for 2002 included $2.0 million, net of income taxes, for our portion of White Cap's rationalization charge to close its Chicago, Illinois metal closure manufacturing facility and $0.7 million, net of income taxes, for our portion of White Cap's gain on the sale of certain assets at a price in excess of book value. During 2001, we recorded equity in losses of White Cap of $0.3 million and a gain on the assets contributed to the joint venture of $4.9 million.

Packtion Corporation

In April 2000, we, together with Morgan Stanley Private Equity and Diamondcluster International Inc., agreed to invest in Packtion Corporation, or Packtion, an e-commerce joint venture aimed at integrating the packaging supply chain from design through manufacturing and procurement. The parties agreed to make the investments through Packaging Markets LLC, a limited liability company. The joint venture was expected to provide a comprehensive online marketplace for packaging goods and services and to combine content, tools and collaboration capabilities to streamline the product development process and enhance transaction opportunities for buyers and sellers of packaging. The products that Packtion was developing included a web-based software tool to enable product and package design, development and collaboration; an internet-based secure environment enabling the sharing of packaging related product information and the transaction of business electronically; and an informational source of packaging related knowledge, tools and expert services. Packtion had insignificant sales for internet consulting services and incurred net losses. We accounted for our investment in Packtion using the equity method.

In June and August 2000, we invested a total of $7.0 million in Packtion representing approximately a 45 percent interest in Packtion. In the first quarter of 2001, in connection with an investment by The Proctor & Gamble Company and E. I. Du Pont de Nemours & Co. in Packtion, we invested an additional $3.1 million bringing our total investment to $10.1 million representing approximately a 25 percent interest in Packtion. In connection with this transaction, we also recorded a reduction to paid-in capital of $1.4 million due to the dilution of our investment. Packtion was dissolved on May 31, 2001, after its board of directors determined that there had been slower than anticipated market acceptance of its business. During 2001, we recorded equity in losses of Packtion aggregating $3.8 million, which included our final losses and eliminated our investment.

NOTE 9. LONG-TERM DEBT

Long-term debt at December 31 is as follows:

(Dollars in thousands)	2003	2002
Bank debt:		
Bank revolving loans	$ 25,000	$ —
Bank A term loans	83,330	100,000
Bank B term loans	691,250	348,250
Total bank debt	799,580	448,250
Subordinated debt:		
6¾% Senior Subordinated Notes	200,000	—
9% Senior Subordinated Debentures	—	505,575
Other	3,000	3,000
Total subordinated debt	203,000	508,575
Total debt	1,002,580	956,825
Less current portion	48,670	20,170
	$ 953,910	$936,655

The aggregate annual maturities of our debt are as follows (dollars in thousands):

2004	$ 48,670
2005	23,670
2006	23,670
2007	23,670
2008	682,900
Thereafter	200,000
	$1,002,580

Bank Credit Agreement

On June 28, 2002, we completed the refinancing of our previous U.S. senior secured credit facility, or the Previous U.S. Credit Agreement, by entering into a new $850 million senior secured credit facility, or the Credit Agreement. As a result of refinancing our Previous U.S. Credit Agreement, we recorded a loss on early extinguishment of debt of $1.0 million in 2002 for the write-off of unamortized debt issuance costs related to the Previous U.S. Credit Agreement. The Credit Agreement initially provided us with $100 million of A term loans and $350 million of B term loans and also provides us with up to $400 million of revolving loans.

Pursuant to the Credit Agreement, we also had a $275 million uncommitted incremental term loan facility. The uncommitted incremental term loan facility provides, among other things, that any incremental term loan borrowing shall be denominated in a single currency, either U.S. dollars or certain foreign currencies; have a maturity date no earlier than the maturity date for the B term loans; and be used to finance permitted acquisitions, refinance any indebtedness assumed as part of a permitted acquisition, refinance or repurchase subordinated debt and repay outstanding revolving loans.

On March 3, 2003, we completed a $150 million incremental term loan borrowing under the Credit Agreement, reducing the uncommitted incremental term loan facility to $125 million. The proceeds were used largely to finance the acquisitions of White Cap and Thatcher Tubes. The terms of this incremental term loan borrowing are the same as those for B term loans under the Credit Agreement.

On November 13, 2003, we amended the Credit Agreement to, among other things, increase the uncommitted incremental term loan facility by $200 million and provide us with greater ability to redeem our 9% Senior Subordinated Debentures due 2009, or the 9% Debentures, or any other subordinated indebtedness. This increased our uncommitted incremental term loan facility under the Credit Agreement to $325 million. On December 15, 2003, we completed a $200 million incremental term loan borrowing under the Credit Agreement. The terms of this incremental term loan borrowing are the same as those for B term loans under the Credit Agreement. We used the proceeds from this incremental term loan to redeem a portion of our outstanding 9% Debentures. Our uncommitted incremental term loan facility under the Credit Agreement at December 31, 2003 was $125 million.

The A term loans and revolving loans mature on June 28, 2008 and the B term loans mature on November 30, 2008. Principal on the A term loans and B term loans is required to be repaid in scheduled annual installments. During 2003, we repaid $16.7 million of A term loans and $7.0 million of B term loans under the Credit Agreement. During 2002, we repaid $1.8 million of B term loans under the Credit Agreement. During 2002, we repaid $119.4 million of A term loans and $186.6 million of B term loans under the Previous U.S. Credit Agreement.

The Credit Agreement requires us to prepay term loans with proceeds received from the incurrence of indebtedness, except proceeds used to refinance other existing indebtedness; with proceeds received from certain assets sales; and, under certain circumstances, with 50 percent of our excess cash flow, as defined in the Credit Agreement. Generally, prepayments are allocated pro rata to the A term loans and B term loans and applied first to the scheduled amortization payments in the year of such prepayments and, to the extent in excess thereof, pro rata to the remaining installments of term loans.

Revolving loans may be used for working capital needs and other general corporate purposes, including acquisitions. Revolving loans may be borrowed, repaid and reborrowed over the life of the Credit Agreement until their final maturity. We are required to maintain, for at least one period of 30 consecutive days during each calendar year, total average unutilized revolving loan commitments of at least $90 million. At December 31, 2003, there were $25.0 million of revolving loans outstanding and, after taking into account letters of credit of $22.9 million, borrowings available under the revolving credit facility of the Credit Agreement were $352.1 million.

Borrowings under the Credit Agreement may be designated as base rate or Eurodollar rate borrowings. The base rate is the higher of the prime lending rate of Deutsche Bank Trust Company Americas or ½ of one percent in excess of the overnight federal funds rate. Currently, base rate borrowings bear interest at the base rate plus a margin of 1.25 percent, and Eurodollar rate borrowings bear interest at the Eurodollar rate plus a margin of 2.25 percent. In accordance with the Credit Agreement, the interest rate margin on base rate and Eurodollar rate borrowings is reset quarterly based upon our total leverage ratio, as defined in the Credit Agreement. As of December 31, 2003, the interest rate for Eurodollar rate borrowings was 3.5 percent. There were no base rate borrowings outstanding at December 31, 2003. For 2003, 2002 and 2001, the weighted average annual interest rate paid on term loans was 3.4 percent, 4.0 percent and 6.0 percent, respectively; and the weighted average annual interest rate paid on revolving loans was 3.5 percent, 3.3 percent and 5.3 percent, respectively. We have entered into interest rate swap agreements with an aggregate notional amount of $550 million to convert interest rate exposure from variable rates to fixed rates of interest. See Note 10 which includes a discussion of the interest rate swap agreements.

The Credit Agreement provides for the payment of a commitment fee ranging from 0.25 percent to 0.50 percent per annum on the daily average unused portion of commitments available under the revolving loan facility (0.50 percent at December 31, 2003). The commitment fee is reset quarterly based on our total leverage ratio.

We may utilize up to a maximum of $50 million of our revolving loan facility under the Credit Agreement for letters of credit as long as the aggregate amount of borrowings of revolving loans and letters of credit do not exceed the amount of the commitment under such revolving loan facility. The Credit Agreement provides for payment to the applicable lenders of a letter of credit fee equal to the applicable margin in effect for revolving loans maintained as Eurodollar rate loans (2.25 percent at December 31, 2003) and to the issuers of letters of credit of a facing fee of 1/4 of one percent per annum, calculated on the aggregate stated amount of all letters of credit.

The indebtedness under the Credit Agreement is guaranteed by Holdings and certain of its U.S. subsidiaries and is secured by a security interest in substantially all of our real and personal property. The stock of certain of our subsidiaries has also been pledged as security to the lenders under the Credit Agreement. At December 31, 2003, we had assets of a U.S. subsidiary of $135.2 million which were restricted and could not be transferred to Holdings or any other subsidiary of Holdings. The Credit Agreement contains certain financial and operating covenants which limit, among other things, our ability and the ability of our subsidiaries to grant liens, sell assets and use the proceeds from certain asset sales, make certain payments (including dividends) on our capital stock, incur indebtedness or provide guarantees, make loans or investments, enter into transactions with affiliates, make certain capital expenditures, engage in any business other than the packaging business, and, with respect to our subsidiaries, issue stock. In addition, we are required to meet specified financial covenants including interest coverage and total leverage ratios, each as defined in the Credit Agreement. We are currently in compliance with all covenants under the Credit Agreement.

Because we sell metal containers used in fruit and vegetable pack processing, we have seasonal sales. As is common in the industry, we must utilize working capital to build inventory and then carry accounts receivable for some customers beyond the packing season. Due to our seasonal requirements, we incur short-term indebtedness to finance our working capital requirements. For 2003, 2002 and 2001, the average amount of revolving loans outstanding, including seasonal borrowings, was $131.0 million, $258.8 million and $497.0 million, respectively; and, after taking into account outstanding letters of credit, the highest amount of such borrowings was $260.0 million, $485.3 million and $584.3 million, respectively.

6 3/4% Senior Subordinated Notes

On November 14, 2003, we issued $200 million aggregate principal amount of 6 3/4% Senior Subordinated Notes due 2013, or the 6 3/4% Notes. The issue price for the 6 3/4% Notes was 100% of their principal amount. Net cash proceeds from this issuance were used to redeem a portion of our 9% Debentures.

The 6 3/4% Notes are general unsecured obligations of Holdings, subordinate in right of payment to obligations under the Credit Agreement and effectively subordinate to all obligations of the subsidiaries of Holdings. Interest on the 6 3/4% Notes is payable semi-annually in cash on the 15th day of each May and November.

The 6 3/4% Notes are redeemable, at the option of Holdings, in whole or in part, at any time after November 15, 2008 at the following redemption prices (expressed in percentages of principal amount) plus accrued and unpaid interest thereon to the redemption date if redeemed during the twelve month period beginning November 15, of the years set forth below:

Year	Redemption Price
2008	103.375%
2009	102.250%
2010	101.125%
Thereafter	100.000%

Upon the occurrence of a change of control, as defined in the indenture relating to the 6 3/4% Notes, Holdings is required to make an offer to purchase the 6 3/4% Notes at a purchase price equal to 101% of their principal amount, plus accrued interest to the date of purchase.

The indenture relating to the 6 3/4% Notes contains covenants which are generally less restrictive than those under the Credit Agreement.

9% Senior Subordinated Debentures

In 2003, we redeemed all $500 million principal amount of our outstanding 9% Debentures. The redemption price was 103.375% of the principal amount, or $516.9 million, plus accrued and unpaid interest to the redemption date. As permitted under the Credit Agreement and the other documents governing our indebtedness, we funded the redemption with the 6¾% Notes, incremental term loans and revolving loans under the Credit Agreement and funds from operations. As a result, in 2003, we recorded a loss on early extinguishment of debt of $19.2 million for the premium paid in connection with this redemption and for the write-off of unamortized debt issuance costs and unamortized premium related to the 9% Debentures.

NOTE 10. FINANCIAL INSTRUMENTS

The financial instruments recorded in our Consolidated Balance Sheets include cash and cash equivalents, accounts receivable, accounts payable, debt obligations and swap agreements. Due to their short-term maturity, the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair market values. The following table summarizes the carrying amounts and estimated fair values of our other financial instruments at December 31 (bracketed amounts represent assets):

	2003		2002	
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Bank debt	**$799,580**	**$799,580**	$448,250	$448,250
Subordinated debt	**200,000**	**199,250**	505,575	518,750
Interest rate swap agreements	**3,679**	**3,679**	6,526	6,526
Natural gas swap agreements	**(218)**	**(218)**	(569)	(569)

Methods and assumptions used in estimating fair values are as follows:

Bank debt: The carrying amounts of our variable rate bank revolving loans and term loans approximate their fair values.

Subordinated debt: The fair value of our 6¾% Notes and 9% Debentures is estimated based on quoted market prices.

Interest rate and natural gas swap agreements: The fair value of the interest rate and natural gas swap agreements reflects the estimated amounts that we would pay or receive at December 31, 2003 and 2002 in order to terminate the contracts based on the present value of expected cash flows derived from market rates and prices.

Derivative Instruments and Hedging Activities

We utilize certain derivative financial instruments to manage a portion of our interest rate and natural gas cost exposures. We limit our use of derivative financial instruments to interest rate and natural gas swap agreements. We do not utilize derivative financial instruments for speculative purposes.

Our interest rate and natural gas swap agreements are accounted for as cash flow hedges. To the extent these swap agreements are effective pursuant to SFAS No. 133 in offsetting the variability of the hedged cash flows, changes in their fair values are recorded in accumulated other comprehensive loss, a component of stockholders' equity, and reclassified into earnings in future periods when earnings are also affected by the variability of the hedged cash flows. To the extent these swap agreements are not effective as hedges, changes in their fair values are recorded in net income. During 2003, 2002 and 2001, ineffectiveness for our hedges reduced net income by $0.5 million, $0.2 million and $0.2 million, respectively, and was recorded primarily in interest and other debt expense in our Consolidated Statements of Income.

The fair value of the outstanding swap agreements in effect at December 31, 2003 and 2002 was recorded in our Consolidated Balance Sheets as a net liability of $3.5 million ($2.4 million in other liabilities, $1.3 million in accrued interest payable and $0.2 million in other assets) and $6.0 million ($5.6 million in other liabilities, $0.9 million in accrued interest payable and $0.5 million in other assets), respectively. See Note 4 which includes a discussion of the effects of hedging activities on accumulated other comprehensive loss.

Interest Rate Swap Agreements

We have entered into interest rate swap agreements with major banks to manage a portion of our exposure to interest rate fluctuations. The interest rate swap agreements effectively convert interest rate exposure from variable rates to fixed rates of interest. At December 31, 2003 and 2002, the aggregate notional principal amount of these agreements was $550 million (including $100 million notional principal amount that became effective on January 1, 2004) and $375 million, respectively. These agreements are with financial institutions which are expected to fully perform under the terms thereof.

Under these agreements, we pay fixed rates of interest ranging from 1.3 percent to 3.8 percent and receive floating rates of interest based on three month LIBOR. These agreements mature as follows: $250 million notional principal amount in 2004 and $100 million notional principal amount in each of 2005, 2007 and 2008. The difference between amounts to be paid or received on interest rate swap agreements is recorded as interest expense. Net payments of $4.8 million, $7.2 million and $2.0 million were made under these interest rate swap agreements for the years ended December 31, 2003, 2002 and 2001, respectively.

Natural Gas Swap Agreements

We have entered into natural gas swap agreements with major financial institutions to manage a portion of our exposure to fluctuations in natural gas prices. We entered into natural gas swap agreements to hedge approximately 40 percent and 80 percent of our exposure to fluctuations in natural gas prices in 2003 and 2002, respectively. At December 31, 2003 and 2002, the aggregate notional principal amount of these agreements was 0.7 million and 0.9 million MMBtu of natural gas, respectively. These agreements are with institutions that are expected to fully perform under the terms thereof.

Under these agreements, we pay fixed natural gas prices ranging from $4.18 to $5.46 per MMBtu and receive a NYMEX-based natural gas price. These agreements mature in 2004 (0.6 million MMBtu notional principal amount) and 2005 (0.1 million MMBtu notional principal amount). Gains and losses on these natural gas swap agreements are deferred and recognized when the related costs are recorded to cost of goods sold. Payments received under these natural gas swap agreements were $1.2 million during 2003. Payments made under these natural gas swap agreements were $1.2 million and $1.3 million during 2002 and 2001, respectively.

Concentration of Credit Risk

We derive a significant portion of our revenue from multi-year supply agreements with many of our customers. Aggregate revenues from our three largest customers accounted for approximately 33.0 percent, 34.9 percent and 33.6 percent of our net sales in 2003, 2002 and 2001, respectively. The receivable balances from these customers collectively represented 32.4 percent and 27.4 percent of our trade accounts receivable at December 31, 2003 and 2002, respectively. As is common in the packaging industry, we provide extended payment terms to some of our customers due to the seasonality of the vegetable and fruit pack processing business. Exposure to losses is dependent on each customer's financial position. We perform ongoing credit evaluations of our customers' financial condition, and our receivables are generally not collateralized. We maintain an allowance for doubtful accounts which we believe is adequate to cover potential credit losses based on customer credit evaluations, collection history and other information.

NOTE 11. COMMITMENTS AND CONTINGENCIES

We have a number of noncancelable operating leases for office and plant facilities, equipment and automobiles that expire at various dates through 2020. Certain operating leases have renewal options as well as various purchase options. Minimum future rental payments under these leases are as set forth below for each of the following years (dollars in thousands):

2004	$ 23,806
2005	21,102
2006	18,504
2007	14,812
2008	9,158
Thereafter	31,696
	$119,078

Rent expense was approximately $27.6 million, $23.5 million and $22.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

We are a party to routine legal proceedings arising in the ordinary course of our business. We are not a party to, and none of our properties are subject to, any pending legal proceedings which could have a material adverse effect on our business or financial condition.

NOTE 12. RETIREMENT BENEFITS

We sponsor a number of defined benefit and defined contribution pension plans which cover substantially all employees, other than union employees covered by multi-employer defined benefit pension plans under collective bargaining agreements. Pension benefits are provided based on either a career average, final pay or years of service formula. With respect to certain hourly employees, pension benefits are provided based on stated amounts for each year of service.

We also sponsor other postretirement benefits plans, including unfunded defined benefit health care and life insurance plans, that provide postretirement benefits to certain employees. The plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features including deductibles and coinsurance. Retiree health care benefits are paid as covered expenses are incurred.

The measurement date for our retirement plans is December 31 of each year.

The changes in benefit obligations and plan assets as well as the funded status of our retirement plans at December 31 are as follows:

	Pension Benefits		Other Postretirement Benefits	
(Dollars in thousands)	2003	2002	2003	2002
CHANGE IN BENEFIT OBLIGATION				
Obligation at beginning of year	$156,295	$137,488	$ 53,755	$ 50,674
Service cost	10,047	7,787	2,264	1,385
Interest cost	17,757	10,018	5,121	3,584
Actuarial losses	32,015	5,307	13,689	1,127
Plan amendments	12,159	865	—	(71)
Benefits paid	(15,252)	(5,170)	(4,869)	(3,252)
Participants' contributions	—	—	696	308
Acquisitions	109,775	—	22,221	—
Obligation at end of year	322,796	156,295	92,877	53,755
CHANGE IN PLAN ASSETS				
Fair value of plan assets at beginning of year	112,795	99,960	—	—
Actual return on plan assets	40,913	(5,986)	—	—
Employer contributions	42,584	24,970	4,173	2,944
Participants' contributions	—	—	696	308
Benefits paid	(15,252)	(5,170)	(4,869)	(3,252)
Acquisitions	74,763	—	—	—
Expenses	(1,245)	(979)	—	—
Fair value of plan assets at end of year	254,558	112,795	—	—
FUNDED STATUS				
Funded Status	(68,238)	(43,500)	(92,877)	(53,755)
Unrecognized actuarial loss	37,559	30,474	20,629	6,781
Unrecognized prior service cost	22,831	14,504	29	34
Net (liability) asset recognized	$ (7,848)	$ 1,478	$(72,219)	$(46,940)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS				
Prepaid benefit cost	$ 21,199	$ 16,516	$ —	$ —
Accrued benefit cost	(61,273)	(41,958)	(72,219)	(46,940)
Intangible asset	16,416	10,349	—	—
Accumulated other comprehensive loss	15,810	16,571	—	—
Net (liability) asset recognized	$ (7,848)	$ 1,478	$(72,219)	$(46,940)

The accumulated benefit obligation for all defined benefit plans at December 31, 2003 and 2002 was $295.8 million and $136.3 million, respectively. For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $263.2 million, $242.4 million and $200.4 million, respectively, at December 31, 2003 and $156.3 million, $136.3 million and $112.8 million, respectively, at December 31, 2002.

Our principal pension and other postretirement benefit plans used the following weighted average actuarial assumptions to determine the benefit obligations at December 31:

	2003	2002
Discount rate	6.25%	7.00%
Expected return on plan assets	9.00%	9.00%
Rate of compensation increase	3.30%	3.60%
Health care cost trend rate:		
Assumed for next year	10%	11%
Ultimate rate	5%	5%
Year that the ultimate rate is reached	2009	2009

Our expected return on plan assets is determined by the plan assets' historical long-term investment performance, current and expected asset allocation and estimates of future long-term returns on those types of plan assets.

The components of the net periodic benefit cost for each of the years ended December 31 are as follows:

	Pension Benefits			Other Postretirement Benefits		
(Dollars in thousands)	2003	2002	2001	2003	2002	2001
Service cost	$10,047	$ 7,787	$ 7,653	$2,264	$1,385	$1,778
Interest cost	17,757	10,018	9,472	5,121	3,584	3,640
Expected return on plan assets	(15,337)	(9,144)	(8,754)	—	—	—
Amortization of prior service cost	2,802	2,164	2,108	5	5	15
Amortization of actuarial losses (gains)	1,372	58	(93)	320	57	23
Settlement or curtailment loss	149	—	151	—	—	—
Net periodic benefit cost	$16,790	$10,883	$10,537	$7,710	$5,031	$5,456

Our principal pension and other postretirement benefit plans used the following weighted average actuarial assumptions to determine net periodic benefit cost for the years ended December 31:

	2003	2002	2001
Discount rate	**7.00%**	7.25%	7.50%
Expected return on plan assets	**9.00%**	9.00%	9.00%
Rate of compensation increase	**3.60%**	3.60%	3.75%
Health care cost trend rate	**11%**	9%	9%

The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in the assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on service and interest cost	$ 957	$ (762)
Effect on postretirement benefit obligation	9,693	(8,102)

In December 2003, the U.S. enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Act. The Act introduces a prescription drug benefit under Medicare, or Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Plan D.

In January 2004, the FASB issued FASB Staff Position, or FSP, No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." Specific authoritative guidance on the accounting for the federal subsidy is pending, and therefore we have elected to defer accounting for the effects of the Act as permitted by FSP No. 106-1. As a result, in accordance with FSP No. 106-1, our accumulated postretirement benefit obligation and net periodic postretirement benefit costs do not reflect the effects of the Act on the plans. Specific authoritative guidance, when issued, could require us to change previously reported information.

We participate in several multi-employer pension plans which provide defined benefits to certain of our union employees. Amounts contributed to these plans and charged to pension cost in 2003, 2002 and 2001 were $5.7 million, $4.7 million and $4.6 million, respectively.

We also sponsor defined contribution pension and profit sharing plans covering substantially all employees. Our contributions to these plans are based upon employee contributions and operating profitability. Contributions charged to expense for these plans were $7.7 million in 2003, $6.4 million in 2002 and $6.2 million in 2001.

Plan Assets

The weighted-average asset allocation for our pension plans at December 31 was as follows:

	2003	2002
Equity securities	**57%**	50%
Debt securities	**40%**	36%
Cash and cash equivalents	**3%**	14%
	100%	100%

Our investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, the composition of our plan assets is broadly characterized as a 58%/42% allocation between equity and debt securities. This strategy utilizes indexed U.S. equity securities (which constitutes approximately 85 percent of equity securities) with a lesser allocation to indexed international equity securities and indexed investment grade U.S. debt securities. We attempt to mitigate investment risk by regularly rebalancing between equity and debt securities as contributions and benefit payments are made. At December 31, 2003 and 2002, the timing of our cash contributions resulted in a higher than targeted investment in cash and cash equivalents.

Based on current tax law, the minimum required contributions to our pension plans are expected to be approximately $6.1 million in 2004. However, this estimate is subject to change based on current tax proposals before Congress, as well as asset performance significantly above or below the assumed long-term rate of return on plan assets. It has been our practice to make contributions in accordance with ERISA minimum requirements, except that under certain circumstances we may make contributions, up to the extent they are tax deductible, in excess of the minimum amounts required in order to reduce our unfunded pension liability.

NOTE 13. INCOME TAXES

The components of the provision for income taxes are as follows:

(Dollars in thousands)	2003	2002	2001
Current:			
Federal	$ (1,081)	$ 5,527	$11,618
State	(194)	843	1,372
Foreign	3,100	3,549	3,380
Current income tax provision	1,825	9,919	16,370
Deferred:			
Federal	22,885	22,825	12,378
State	2,763	2,325	2,182
Foreign	94	69	(708)
Deferred income tax provision	25,742	25,219	13,852
	$27,567	$35,138	$30,222

The provision for income taxes is included in our Consolidated Statements of Income as follows:

(Dollars in thousands)	2003	2002	2001
Income before equity in losses of affiliates	$27,743	$36,806	$30,222
Equity in losses of affiliates	(176)	(1,668)	—
	$27,567	$35,138	$30,222

The provision for income taxes varied from income taxes computed at the statutory U.S. federal income tax rate as a result of the following:

(Dollars in thousands)	2003	2002	2001
Income taxes computed at the statutory U.S. federal income tax rate	$24,360	$31,131	$26,644
State income taxes, net of federal tax benefit	3,174	3,148	2,702
Tax liabilities no longer required	(2,420)	—	—
Amortization of goodwill	—	—	1,309
Valuation allowance	1,488	—	—
Other	965	859	(433)
	$27,567	$35,138	$30,222
Effective tax rate	39.6%	39.5%	39.7%

Deferred income taxes reflect the net tax effect of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Significant components of our deferred tax assets and liabilities at December 31 are as follows:

(Dollars in thousands)	2003	2002
Deferred tax assets:		
Pension and postretirement liabilities	$ 35,421	$ 25,394
Rationalization and other accrued liabilities	22,247	16,863
AMT and other credit carryforwards	30,089	30,272
Net operating loss carryforwards	27,251	29,226
Other	27,334	10,897
Total deferred tax assets	142,342	112,652
Deferred tax liabilities:		
Property, plant and equipment	(134,588)	(115,494)
Other	(9,838)	(11,998)
Total deferred tax liabilities	(144,426)	(127,492)
Valuation allowance	(18,713)	(6,878)
Net deferred tax liability	$ (20,797)	$ (21,718)

At December 31, 2003 and 2002, the net deferred tax liability in our Consolidated Balance Sheets is comprised of current deferred tax assets of $39.7 million and $29.5 million, respectively, and long-term deferred tax liabilities of $60.5 million and $51.3 million, respectively.

The valuation allowance in 2003 includes deferred tax assets of $10.3 million resulting from operations acquired. Subsequent recognition of these tax benefits, if any, will be allocated to reduce goodwill of the acquired operations. The valuation allowance also includes current year losses of certain foreign operations of $1.5 million, capital loss carryforwards of $4.1 million and state and local net operating loss and credit carryforwards totaling $2.8 million.

We file a consolidated U.S. federal income tax return that includes all domestic subsidiaries except CS Can and Silgan Equipment, which file separate consolidated U.S. federal income tax returns. At December 31, 2003, we had net operating loss carryforwards, or NOLs, of approximately $5.2 million that are available to offset future consolidated taxable income (excluding CS Can and Silgan Equipment) and that expire in 2012. At December 31, 2003, CS Can had NOLs of approximately $53.7 million that are available to offset its future taxable income and that expire from 2019 through 2022. We believe that it is more likely than not that these NOLs will be available to reduce future income tax liabilities based upon estimated future taxable income and the reversal of temporary differences in future periods.

At December 31, 2003, we had $26.0 million of alternative minimum tax credits and CS Can has $0.3 million of alternative minimum tax credits which are available indefinitely to reduce future income tax payments. We also had state tax NOLs of approximately $5.2 million that are available to offset future taxable income and that expire from 2004 to 2022.

Pre-tax income of our Canadian subsidiaries was $9.4 million in 2003, $11.1 million in 2002 and $10.7 million in 2001. At December 31, 2003, approximately $36.3 million of accumulated earnings of our Canadian subsidiaries are expected to be permanently reinvested. Accordingly, applicable U.S. federal income taxes have not been provided. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable to estimate.

NOTE 14. STOCK OPTION PLANS

We have established a stock option plan, or the Plan, for key employees pursuant to which options to purchase shares of our common stock may be granted. The Plan authorizes grants of non-qualified or incentive stock options to purchase shares of our common stock. A maximum of 3,533,417 shares may be issued for stock options under the Plan. As of December 31, 2003, there were options for 496,374 shares of our common stock available for future issuance under the Plan. The exercise price of the stock options granted under the Plan is the fair market value of our common stock on the grant date. The stock options granted under the Plan generally vest ratably over a four to five year period beginning one year after the grant date and have a term of seven to ten years.

We have also established a stock option plan, or the Directors' Plan, for non-employee directors pursuant to which options to purchase shares of our common stock may be granted. The Directors' Plan authorizes grants of non-qualified stock options to purchase shares of our common stock. A maximum of 60,000 shares may be issued for stock options under the Directors' Plan. As of December 31, 2003, there were options for 51,000 shares of our common stock available for future issuance under the Directors' Plan. The exercise price of the stock options granted under the Directors' Plan is the fair market value of our common stock on the grant date. The stock options granted under the Directors' Plan generally vest six months after the grant date and have a term of ten years.

The following is a summary of stock option activity for years ended December 31, 2003, 2002 and 2001:

	Options	Weighted Average Exercise Price
Options outstanding at December 31, 2000	1,188,465	$12.71
Granted	100,000	$20.76
Exercised	(150,773)	6.82
Canceled	—	—
Options outstanding at December 31, 2001	1,137,692	14.20
Granted	151,440	$37.89
Exercised	(377,172)	11.41
Canceled	(144,600)	15.57
Options outstanding at December 31, 2002	767,360	19.99
Granted	231,500	$29.18
Exercised	(42,200)	15.33
Canceled	(29,800)	17.97
Options outstanding at December 31, 2003	926,860	22.56

At December 31, 2003, 2002 and 2001, the remaining contractual life of options outstanding was 6.7 years, 7.4 years and 7.0 years, respectively, and there were 346,048, 220,280 and 402,372 options exercisable with weighted average exercise prices of $18.71, $17.88 and $12.26, respectively.

The following is a summary of stock options outstanding and exercisable at December 31, 2003 by range of exercise price:

	Outstanding			Exercisable	
Range of Exercise Prices	Number	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 7.25 – $ 9.81	42,000	6.6	$ 8.84	19,600	$ 8.77
11.63 – 17.00	402,920	6.1	14.26	206,360	14.35
20.25 – 30.19	175,500	6.6	22.31	80,500	22.99
31.90 – 42.22	306,440	7.6	35.50	39,588	37.67
	926,860			346,048	

The weighted average fair value of options granted was $16.08, $25.49 and $14.01 for 2003, 2002 and 2001, respectively.

The fair value was calculated using the Black-Scholes option-pricing model based on the following weighted average assumptions for grants made in 2003, 2002 and 2001:

	2003	2002	2001
Risk-free interest rate	3.7%	5.4%	4.5%
Expected volatility	56.7%	59.6%	60.3%
Dividend yield	—	—	—
Expected option life (years)	6	8	8

NOTE 15. CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

Our Board of Directors previously authorized the repurchase of up to $70.0 million of our common stock from time to time in the open market, through privately negotiated transactions or through block purchases. Our repurchases of common stock are recorded as treasury stock and result in a charge to stockholders' equity. As of December 31, 2003, we had repurchased 2,708,975 shares of our common stock for $61.0 million.

NOTE 16. EARNINGS PER SHARE

The components of the calculation of earnings per share are as follows:

(Dollars and shares in thousands)	2003	2002	2001
Net income	$42,034	$53,808	$41,765
Weighted average number of shares used in:			
Basic earnings per share	18,249	18,135	17,777
Assumed exercise of employee stock options	165	242	304
Diluted earnings per share	18,414	18,377	18,081

Options to purchase 135,940 to 233,440 shares of common stock at prices ranging from $22.13 to $42.22 per share for 2003, 16,494 to 174,223 shares of common stock at prices ranging from $25.15 to $42.22 per share for 2002 and 172,826 to 842,289 shares of common stock at prices ranging from

$11.63 to $36.75 per share for 2001 were outstanding but were excluded from the computation of diluted earnings per share because the exercise prices for such options were greater than the average market price of the common stock and, therefore, the effect would be antidilutive.

NOTE 17. RELATED PARTY TRANSACTIONS

Prior to 2003, pursuant to management services agreements, or the Management Agreements, entered into between each of Holdings, Containers and Plastics and S&H Inc., or S&H, a company wholly owned by R. Philip Silver, the Chairman and Co-Chief Executive Officer of Holdings, and D. Greg Horrigan, the President and Co-Chief Executive Officer of Holdings. S&H provided Holdings and its subsidiaries with general management, supervision and administrative services. The parties to the Management Agreements agreed to terminate the Management Agreements effective January 1, 2003. As a result, Messrs. Silver and Horrigan became employees of Holdings effective January 1, 2003, and neither Holdings nor its subsidiaries made any payment in 2003 under the Management Agreements.

In 2002 and 2001, in consideration for its services, S&H received a fee in an amount equal to 90.909 percent of 4.95 percent of our consolidated EBDIT (as defined in the Management Agreements) until our consolidated EBDIT had reached the scheduled amount set forth in the Management Agreements, plus reimbursement for all related out-of-pocket expenses. We paid $5.2 million and $5.1 million to S&H under the Management Agreements in 2002 and 2001, respectively. These payments to S&H were allocated, based upon EBDIT, as a charge to income from operations of each of our business segments.

During 2001, The Morgan Stanley Leveraged Equity Fund II, L.P., an affiliate of Morgan Stanley & Co. Incorporated, or Morgan Stanley, held a significant amount of our common stock. Additionally, Mr. Abramson, a Managing Director of Morgan Stanley, served as a director of Holdings until July 2003. In 2001, we paid Morgan Stanley $0.5 million for financial advisory services. In 2003, 2002 and 2001, we entered into natural gas swap agreements with Morgan Stanley Capital Group, Inc., or MSCG, an affiliate of Morgan Stanley, for an aggregate notional principal amount of 0.8 million, 0.8 million and 1.0 million MMBtu of natural gas. During 2003, 2002 and 2001, an aggregate notional principal amount of 0.9 million, 0.9 million and 0.1 million MMBtu, respectively, of these natural gas swap agreements were settled under which we received $1.2 million in 2003 from MSCG and paid insignificant amounts to MSCG in 2002 and 2001. In 2003, we paid Morgan Stanley and Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley, a combined $2.2 million in underwriting fees related to the issuance of the 6¾% Notes and the Credit Agreement. In 2002, we paid Morgan Stanley and Morgan Stanley Senior Funding, Inc. a combined $4.9 million in underwriting fees related to the Credit Agreement and the add-on issuance of the 9% Debentures.

Landstar System, Inc. provided transportation services to our subsidiaries in the amount of $1.1 million, $0.4 million and $0.7 million in 2003, 2002 and 2001, respectively. Mr. Crowe, a director of Holdings, is the Chairman of the Board, President and Chief Executive Officer of Landstar System, Inc.

NOTE 18. BUSINESS SEGMENT INFORMATION

We are engaged in the packaging industry and report our results in two business segments: metal food containers and plastic containers. The metal food containers segment manufactures steel and aluminum containers for human and pet food and metal, composite and plastic closures for food and beverage products. The plastic containers segment manufactures custom designed plastic containers, tubes and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products. These segments are strategic business operations that offer different products. Each are managed separately because each business produces a packaging product requiring different technology, production and marketing strategies. Each segment operates primarily in the United States. There are no inter-segment sales. The accounting policies of the business segments are the same as those described in Note 1.

After contributing our metal closures business to the White Cap joint venture in 2001, we reported the results of that business separately for periods prior to the formation of White Cap. After our acquisition of White Cap in 2003, we report the results of Silgan Closures as part of our metal food container business. Therefore, for 2001 we have included the results of the metal closures business with our metal food container business.

Information for each of the past three years for our business segments is as follows:

	Metal Food Containers[1]	Plastic Containers[2]	Corporate	Total
2003				
Net sales	$1,750,510	$561,655	$ —	$2,312,165
Depreciation and amortization	70,349	40,925	40	111,314
Segment income from operations	125,938	48,010	(5,856)	168,092
Segment assets	1,081,463	499,848	—	1,581,311
Capital expenditures	67,610	38,294	8	105,912
2002				
Net sales	$1,486,950	$501,334	$ —	$1,988,284
Depreciation and amortization	59,435	36,225	55	95,715
Segment income from operations	120,587	52,916	(5,563)	167,940
Segment assets	901,628	472,549	—	1,374,177
Capital expenditures	82,836	36,287	37	119,160
2001				
Net sales	$1,447,396	$493,598	$ —	$1,940,994
Depreciation and amortization	57,572	37,864	95	95,531
Segment income from operations	111,628	45,992	(5,209)	152,411
Segment assets	856,336	454,104	—	1,310,440
Capital expenditures	55,630	37,340	72	93,042

[1] *Segment income from operations for the metal food container business includes rationalization charges of $1.2 million in 2003, rationalization credits of $5.4 million in 2002 and net rationalization charges of $5.8 million in 2001. Depreciation and amortization and segment income from operations include goodwill amortization of $2.3 million in 2001.*

[2] Segment income from operations for the plastic container business includes rationalization charges of $7.8 million in 2003, a rationalization credit of $0.2 million in 2002 and a rationalization charge of $3.5 million in 2001. Depreciation and amortization and segment income from operations include goodwill amortization of $2.7 million in 2001.

Total segment income from operations is reconciled to income before income taxes and equity in losses of affiliates as follows:

(Dollars in thousands)	2003	2002	2001
Total segment income from operations	$168,092	$167,940	$152,411
Interest and other debt expense	98,034	74,772	81,192
Gain on assets contributed to affiliate	—	—	4,908
Income before income taxes and equity in losses of affiliates	$ 70,058	$ 93,168	$ 76,127

Total segment assets at December 31 are reconciled to total assets as follows:

(Dollars in thousands)	2003	2002
Total segment assets	$1,581,311	$1,374,177
Other assets	39,773	29,781
Total assets	$1,621,084	$1,403,958

Financial information relating to our operations by geographic area is as follows:

(Dollars in thousands)	2003	2002	2001
Net sales:			
United States	**$2,241,204**	$1,928,058	$1,882,114
Canada	**65,419**	60,226	58,880
Mexico	**5,542**	—	—
Total net sales	**$2,312,165**	$1,988,284	$1,940,994
Long-lived assets:			
United States	**$ 985,591**	$ 824,571	
Canada	**28,058**	22,656	
Mexico	**6,622**	—	
Total long-lived assets	**$1,020,271**	$ 847,227	

Net sales are attributed to the country from which the product was manufactured and shipped.

Sales of our metal food containers segment to Nestlé Food Company accounted for 9.5 percent, 12.1 percent and 10.8 percent of our consolidated net sales during 2003, 2002 and 2001, respectively. Sales of our metal food containers segment to Campbell Soup Company accounted for 11.1 percent, 11.4 percent and 12.2 percent of our consolidated net sales during 2003, 2002 and 2001, respectively. Sales of our metal food containers segment to Del Monte Corporation accounted for 10.8 percent, 9.9 percent, and 10.1 percent of our consolidated net sales during 2003, 2002 and 2001, respectively.

NOTE 19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table presents our quarterly results of operations for the years ended December 31, 2003 and 2002:

(Dollars in thousands, except per share data)	First	Second	Third	Fourth
2003(1)				
Net sales	**$454,377**	**$545,240**	**$760,971**	**$551,577**
Gross profit	**49,597**	**70,195**	**102,196**	**63,490**
Net income (loss)	**4,166**	**13,538**	**26,763**	**(2,433)**
Basic net income (loss) per share(3)	**$0.23**	**$0.74**	**$1.47**	**$(0.13)**
Diluted net income (loss) per share(3)	**0.23**	**0.74**	**1.45**	**(0.13)**
2002(2)				
Net sales	$424,256	$456,249	$640,854	$466,925
Gross profit	52,487	57,427	81,234	47,405
Net income	11,343	10,075	26,198	6,192
Basic net income per share(3)	$0.63	$0.56	$1.44	$0.34
Diluted net income per share(3)	0.62	0.55	1.42	0.34

(1) Net income for the third and fourth quarters of 2003 includes rationalization charges of $7.6 million and $1.4 million, respectively. Net income for the third and fourth quarters of 2003 includes a loss on early extinguishment of debt of $1.0 million and $18.2 million, respectively.

(2) Net income for the first, third and fourth quarters of 2002 includes rationalization credits of $2.3 million, $2.6 million and $0.7 million, respectively. Net income for the second quarter of 2002 includes a loss on early extinguishment of debt of $1.0 million.

(3) Earnings per share data is computed independently for each of the periods presented. Accordingly, the sum of the quarterly earnings per share amounts may not equal the total for the year.

FIVE YEAR SELECTED FINANCIAL DATA
SILGAN HOLDINGS INC.

Year Ended December 31,	2003[a]	2002	2001	2000[b]	1999
(Dollars in millions, except per share data)					
OPERATING DATA:					
Net sales	$2,312.2	$1,988.3	$1,941.0	$1,877.5	$1,892.1
Cost of goods sold	2,026.7	1,749.7	1,700.7	1,648.3	1,656.7
Gross profit	285.5	238.6	240.3	229.2	235.4
Selling, general and administrative expenses	108.4	76.2	78.6	72.1	75.0
Rationalization charges (credits)	9.0	(5.6)	9.3	—	36.1
Income from operations	168.1	168.0	152.4	157.1	124.3
Interest and other debt expense before loss on early extinguishment of debt	78.8	73.8	81.2	91.2	86.1
Loss on early extinguishment of debt[c]	19.2	1.0	—	6.9	—
Interest and other debt expense	98.0	74.8	81.2	98.1	86.1
Gain on assets contributed to affiliate	—	—	4.9	—	—
Income before income taxes and equity in losses of affiliates	70.1	93.2	76.1	59.0	38.2
Provision for income taxes	27.8	36.8	30.2	23.1	14.3
Income before equity in losses of affiliates	42.3	56.4	45.9	35.9	23.9
Equity in losses of affiliates	(0.3)	(2.6)	(4.1)	(4.6)	—
Net income	$ 42.0	$ 53.8	$ 41.8	$ 31.3	$ 23.9
PER SHARE DATA:					
Basic net income per share	$ 2.30	$ 2.97	$ 2.35	$ 1.77	$ 1.35
Diluted net income per share	$ 2.28	$ 2.93	$ 2.31	$ 1.74	$ 1.32
SELECTED SEGMENT DATA:[d]					
Net sales:					
Metal food containers	$1,750.5	$1,487.0	$1,447.4	$1,478.5	$1,541.6
Plastic containers	561.7	501.3	493.6	399.0	350.5
Income from operations:					
Metal food containers[e]	126.0	120.6	111.6	123.9	88.2
Plastic containers[f]	48.0	52.9	46.0	36.9	40.0

Year Ended December 31,	2003[a]	2002	2001	2000[b]	1999
(Dollars in millions, except per share data)					
OTHER DATA:					
Capital expenditures	**$ 105.9**	$ 119.2	$ 93.0	$ 89.2	$ 87.4
Depreciation and amortization [g]	**111.3**	95.7	95.5	89.0	86.0
Net cash provided by operating activities	**234.9**	163.3	143.0	95.1	143.3
Net cash used in investing activities	**(310.0)**	(117.2)	(59.8)	(218.5)	(84.9)
Net cash provided by (used in) financing activities	**28.8**	(5.7)	(85.3)	141.0	(60.7)
BALANCE SHEET DATA (AT END OF PERIOD):					
Goodwill, net	**$ 202.4**	$ 141.5	$ 141.5	$ 153.0	$ 107.6
Total assets	**1,621.1**	1,404.0	1,311.8	1,383.8	1,185.3
Total debt	**1,002.6**	956.8	944.8	1,031.5	883.3
Stockholders' equity (deficiency)	**120.8**	63.1	15.1	(20.4)	(48.7)

[a] In January 2003, we acquired Thatcher Tubes. In March 2003, we acquired the remaining 65 percent equity interest in White Cap that we did not already own. In April 2003, we acquired Pacific Coast Can.

[b] In October 2000, we acquired RXI Holdings, Inc.

[c] Effective January 1, 2003, we adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," such that gains or losses from the extinguishment of our debt will no longer be classified as extraordinary items. Upon adoption in 2003, the extraordinary items for losses on early extinguishment of debt of $1.0 million and $6.9 million before income taxes recorded for 2002 and 2000, respectively, were reclassified to loss on early extinguishment of debt in our Consolidated Statements of Income.

[d] After contributing our metal closures business to the White Cap joint venture in 2001, we reported the results of that business separately for periods prior to the formation of White Cap. After our acquisition of White Cap in 2003, we report the results of Silgan Closures as part of our metal food container business. As a result, for 2001, 2000 and 1999 we have included the results of the metal closures business with our metal food container business. The metal closures business had net sales of $46.3 million, $90.8 million and $101.6 million and income from operations of $3.3 million, $3.7 million and $3.7 million in 2001, 2000 and 1999, respectively.

[e] Income from operations of the metal food container business includes rationalization charges of $1.2 million in 2003, rationalization credits of $5.4 million in 2002, net rationalization charges of $5.8 million in 2001 and rationalization charges of $36.1 million in 1999.

[f] Income from operations of the plastic container business includes rationalization charges of $7.8 million in 2003, a rationalization credit of $0.2 million in 2002 and a rationalization charge of $3.5 million in 2001.

[g] Depreciation and amortization excludes amortization of debt issuance costs. Depreciation and amortization includes goodwill amortization of $5.0 million, $4.2 million and $3.9 million in 2001, 2000 and 1999, respectively.

CORPORATE AND SHAREHOLDER INFORMATION
SILGAN HOLDINGS INC.

STOCK INFORMATION AND SYMBOL

Our Common Stock is listed on the Nasdaq National Market System and is traded under the symbol "SLGN." As of March 1, 2004, there were approximately 61 holders of record of our Common Stock.


SLGN
NASDAQ
LISTED

QUARTERLY STOCK INFORMATION

The following table sets forth the high and low closing sales prices of our Common Stock as quoted by the Nasdaq National Market System for the periods indicated below:

2003	High	Low
First Quarter	$25.95	$19.50
Second Quarter	31.56	22.43
Third Quarter	33.91	27.60
Fourth Quarter	43.79	31.00

2002	High	Low
First Quarter	$34.04	$21.40
Second Quarter	42.83	33.27
Third Quarter	42.14	24.35
Fourth Quarter	29.88	18.41

DIVIDENDS

We have never declared or paid cash dividends on our Common Stock. We currently retain all available funds for use in the operation and expansion of our business and do not pay cash dividends on our Common Stock. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our consolidated results of operations and financial condition, applicable contractual restrictions and other factors deemed relevant by our Board of Directors. We are allowed to pay cash dividends on our Common Stock up to specified limits under our senior secured credit agreement and our indenture for our 6¾% Senior Subordinated Notes due 2013.

FORM 10-K

We will provide to our shareholders without charge a copy of our 2003 Annual Report on Form 10-K, excluding exhibits, as filed with the Securities and Exchange Commission. Requests should be made in writing and addressed to the Corporate Secretary at the Company's office or made through the Company's website.

COMPANY OFFICE

Silgan Holdings Inc.
4 Landmark Square, Suite 400
Stamford, Connecticut 06901-2596
Main Tel. No.: (203) 975-7110
Investor Relations Tel. No.: (203) 406-3160
Website: www.silgan.com

TRANSFER AGENT AND REGISTRAR

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286
Tel. No.: (800) 524-4458
Website: www.stockbny.com

INDEPENDENT AUDITORS

Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905


SILGAN.
is a registered trademark of the Company.

Design: Inc Design, www.incdesign.com

BOARD OF DIRECTORS

R. Philip Silver (3)

D. Greg Horrigan (3)

John W. Alden (1) (2)
Former Vice Chairman,
United Parcel Service of
America, Inc.

Jeffrey C. Crowe (1) (2)
Chairman of the Board,
President and
Chief Executive Officer of
Landstar System, Inc.

William C. Jennings (1) (2)
Retired Partner,
PricewaterhouseCoopers

Edward A. Lapekas (1) (2)
Former Chairman and
Chief Executive Officer,
American National Can
Group, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Stock Option Committee

EXECUTIVE OFFICERS

Company Officers

R. Philip Silver
Chairman of the Board and
Co-Chief Executive Officer

D. Greg Horrigan
President and
Co-Chief Executive Officer

Anthony J. Allott
Executive Vice President
and Chief Financial Officer

Frank W. Hogan, III
Senior Vice President,
General Counsel and
Secretary

Glenn A. Paulson
Vice President

Nancy Merola
Vice President and
Controller

Malcolm E. Miller
Vice President and
Treasurer

Operating Company Officers

James D. Beam
President —
Silgan Containers
Corporation

Russell F. Gervais
President —
Silgan Plastics
Corporation

Gary M. Hughes
Executive Vice President —
Silgan Containers
Corporation


SILGAN
HOLDINGS INC.

4 Landmark Square Stamford, Connecticut 06901-2596 (203) 406-3160 www.silgan.com